    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2000

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                      BLUESTAR COMMUNICATIONS GROUP, INC.
  (Exact name of registrant as specified in its certificate of incorporation)

           DELAWARE                           4813                          62-1757988
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                          414 UNION STREET, SUITE 900
                           NASHVILLE, TENNESSEE 37219
                                 (615) 255-2100

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                              NORTON CUTLER, ESQ.
                                GENERAL COUNSEL
                      BLUESTAR COMMUNICATIONS GROUP, INC.
                          414 UNION STREET, SUITE 900
                           NASHVILLE, TENNESSEE 37219
                                 (615) 255-2100

               (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

               CARMELO M. GORDIAN, ESQ.                                     KRIS F. HEINZELMAN, ESQ.
                 MARK T. GOGLIA, ESQ.                                       CRAVATH, SWAINE & MOORE
           BROBECK, PHLEGER & HARRISON LLP                                      WORLDWIDE PLAZA
           301 CONGRESS AVENUE, SUITE 1200                                     825 EIGHTH AVENUE
                 AUSTIN, TEXAS 78701                                        NEW YORK, NEW YORK 10019
                    (512) 477-5495                                               (212) 474-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
              TITLE OF EACH CLASS OF                       PROPOSED MAXIMUM                     AMOUNT OF
           SECURITIES TO BE REGISTERED                AGGREGATE OFFERING PRICE(1)           REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share                      $200,000,000                        $52,800
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8, MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

            SUBJECT TO COMPLETION, DATED                     , 2000

                                     Shares

                                (BLUESTAR LOGO)

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $          and $          per share. We have applied to list our common
stock on The Nasdaq Stock Market's National Market under the symbol "BLST".

     The underwriters have an option to purchase a maximum of additional shares of our common stock to cover over-allotments of shares.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                             UNDERWRITING
                                                           PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                            PUBLIC            COMMISSIONS          BLUESTAR
                                                       -----------------   -----------------   -----------------
Per Share............................................       $                   $                   $
Total................................................       $                   $                   $

     Delivery of the shares of common stock will be made on or about
               , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                    DEUTSCHE BANC ALEX. BROWN
                                       DONALDSON, LUFKIN & JENRETTE
                                                      J.P.MORGAN & CO.

               The date of this prospectus is             , 2000.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUMMARY...................    2
RISK FACTORS.........................    7
NOTE REGARDING FORWARD-LOOKING
  STATEMENTS.........................   17
USE OF PROCEEDS......................   18
DIVIDEND POLICY......................   18
CAPITALIZATION.......................   19
DILUTION.............................   20
SELECTED CONSOLIDATED FINANCIAL
  DATA...............................   21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................   22
BUSINESS.............................   27
MANAGEMENT...........................   44

                                       PAGE
                                       ----
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.......................   51
PRINCIPAL STOCKHOLDERS...............   53
DESCRIPTION OF CAPITAL STOCK.........   55
SHARES ELIGIBLE FOR FUTURE SALE......   59
CERTAIN UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-UNITED
  STATES HOLDERS.....................   61
UNDERWRITING.........................   64
NOTICE TO CANADIAN RESIDENTS.........   67
LEGAL MATTERS........................   68
EXPERTS..............................   68
WHERE YOU CAN FIND MORE
  INFORMATION........................   68
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS.........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                      , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including the consolidated financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors".

OUR COMPANY

     We are a leading provider of broadband communications and Internet services to small- and medium-sized businesses in Tier II and Tier III markets, which encompass cities with populations less than 1.5 million. Our Internet access services, which are packaged with Web hosting and e-mail, and our high-speed real private networking services are provided primarily using digital subscriber line, or DSL, technology. We have deployed a proprietary asynchronous transfer mode, or ATM, and Internet protocol backbone network to link all of our central offices and markets. This network allows us to lower our Internet access costs, control the speed and quality of our broadband services and provides us with a superior platform for the delivery of additional enhanced services.

     We generally are the first competitive broadband communications provider to small- and medium-sized businesses in the markets we enter, creating an early mover advantage and allowing us to establish strong relationships with our target customers and network professionals. In each of our markets, we have a locally based direct sales team that builds strong customer relationships. We also ensure a high standard of service quality by providing our own customer premise equipment installation and customer care services. We collocate our equipment in central offices that serve a high density of our target customers, which allows us to serve more potential customers within a market and to provide a more attractive service offering to businesses with multiple locations or telecommuters.

     Our network deployment began in the Southeast, and we are expanding into other core markets nationwide in 2000. As of December 31, 1999, we were offering our services in 25 markets, representing 117 cities. We expect to deploy our network and roll out our services to a total of 57 markets by year-end 2000. As of December 31, 1999, we had sold 1,224 high-speed access lines, of which 428 were in service. Of the 1,224 lines sold, 252 lines were sold as part of our real private network service and 38 of these lines were in service. As of December 31, 1999, we had collocated our network equipment in 84 central offices and expect to be in more than 500 central office locations by the end of 2000. When this stage of our network build-out is completed, our network will pass a total of 1.2 million small- and medium-sized businesses.

     We have entered into a strategic alliance with Lucent Technologies. Lucent provides us up to $109.0 million in vendor financing for equipment purchases, installs the equipment for us in central offices we target and provides us up to $2.0 million in funding for cooperative advertising.

OUR MARKET OPPORTUNITY

     We believe that a substantial business opportunity has been created by the convergence of several factors:

     - growth in demand for business data communications services;

     - increased demand for Internet services and broadband solutions by small- and medium-sized businesses;

     - limitations of existing telecommunications networks to meet these demands; and

     - emergence of low-cost, DSL-based solutions.

OUR COMPETITIVE STRENGTHS

     Carrier-Class Network with ATM Backbone. We have deployed a dedicated, high-speed local access network to provide broadband communications and Internet access services using DSL and other high bandwidth technologies. By deploying a dedicated network rather than a shared network, we are able to manage the quality of our services and the capacity of the network and provide more secure data transmission. ATM technology enables us to provide faster Internet access by avoiding multiple Internet protocol routers and gives us flexibility to offer a wide range of enhanced service offerings. Our Internet protocol technology allows us to connect with the public Internet to offer Internet access services.

     Local Sales, Installation and Customer Service Presence. We offer potential customers turnkey broadband communications and Internet access solutions by providing them with a local point of contact for sales, installation and customer service. Our salespeople's local knowledge allows them to target appropriate services to each business. Our own technicians install the equipment at customers' locations, allowing us to ensure high quality and timely service. When installation is complete, we provide customers with a local customer service contact should questions or problems arise. We believe that having a local team that is knowledgeable about our services and our customers' needs provides significant value to our customers and builds customer loyalty.

     Dense Market Coverage. As of December 31, 1999, we offered services in 25 markets and we anticipate providing service to 57 total markets in 2000. We collocate our equipment in central offices that serve a high density of our target customers, which allows us to serve more potential customers and cost-effectively compete with the local telephone company. All of our markets and central offices are connected to one another by our ATM backbone network, expanding our service offerings and enhancing the attractiveness of our real private networking service, called FireLine RPN.

     Attractive Suite of Services. We offer a wide range of broadband communications and Internet services designed to meet the needs of both small- and medium-sized businesses. We offer "always on" Internet access, primarily utilizing DSL technology, with connectivity speeds ranging from 144 kilobits per second to 2.3 megabits per second. In addition to Internet services, we offer private networking services designed for businesses with several locations within a market or within multiple markets, or for telecommuters within our service area. Our broad service offering allows our sales force to upgrade customers as their needs evolve.

OUR STRATEGY

     Our goal is to become a leading provider of broadband communications and Internet services to small- and medium-sized businesses in the United States. In order to achieve our goal, we will:

     - capitalize on our local sales presence to improve customer loyalty and reduce customer turnover;

     - focus on small- and medium-sized businesses;

     - develop new core markets beginning with the goal of creating a nationwide footprint;

     - continue to penetrate existing markets;

     - leverage our unique ATM and Internet protocol network architecture to offer a broader suite of cost-effective, secure and high-quality services;

     - offer more enhanced services to attract and retain customers; and

     - enhance our brand identity.

     We are incorporated in Delaware, and our subsidiaries are incorporated in Tennessee and Virginia. Our principal executive offices are located at 414 Union Street, Suite 900, Nashville, Tennessee 37219. Our telephone number is (615) 255-2100.

                                  THE OFFERING

Common stock offered by BlueStar...........  shares
Common stock to be outstanding after this
  offering.................................  shares
Use of proceeds............................  We intend to use the net proceeds to continue deploying our network, and for
                                             working capital, operating expenses and
                                             other general corporate purposes.
Proposed Nasdaq National Market symbol.....  BLST

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and assumes the conversion of all of our preferred stock into common stock. This number excludes 6,494,450 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 with a weighted average exercise price of $0.38 per share and 922,735 additional shares of common stock reserved under our option plan as of December 31, 1999, and assumes no exercise of the underwriters' over-allotment option.

     This offering is for          shares. The underwriters have a 30-day option
to purchase up to                      additional shares from us to cover
over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise the over-allotment option. Unless we state otherwise, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option.

     Except where we state otherwise, the information we present in this prospectus:

     - reflects a 3-for-1 split of our common stock effected as of October 29, 1999;

     - excludes 360,000 shares subject to outstanding warrants at a weighted-average exercise price of $0.55; and

     - reflects the conversion of all outstanding shares of preferred stock into 20,840,514 shares of common stock upon the closing of this offering.

     Unless otherwise stated, all references in this prospectus to "we," "us," "our" and "BlueStar" include BlueStar Communications Group, Inc., our wholly-owned subsidiaries, and our predecessors BlueStar Properties, Inc., a Tennessee corporation, and BlueStar Communications, LLC.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following tables summarizes our financial data. For a more detailed explanation of our financial condition and operating results, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our consolidated financial statements and the notes to those statements included in this prospectus. Unaudited pro forma net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock as if the shares had converted immediately upon their issuance. EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry to enhance an understanding of operating results.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------   ------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues....................................................  $    12,101   $    771,109
Loss from operations........................................  $  (718,096)  $(19,346,582)
Net loss....................................................  $  (717,629)  $(18,804,868)
Net loss per share:
  Basic and diluted.........................................  $     (0.07)  $      (2.10)
                                                              ===========   ============
  Weighted average shares...................................   10,154,010      8,953,153
                                                              ===========   ============
Pro forma net loss per share:
  Per share amount..........................................                $      (0.98)
                                                                            ============
  Weighted average shares...................................                  29,475,196
                                                                            ============
OTHER DATA:
EBITDA......................................................  $  (689,694)  $(19,082,610)
                                                              ===========   ============

     The following table contains a summary of our balance sheet:

     - on an actual basis as of December 31, 1999;

     - on a pro forma basis to give effect to the issuance of 318,471 shares of Series C preferred stock to Charles McMinn on January 28, 2000; and

     - on a pro forma as adjusted basis to give effect to this offering, including conversion of the existing Series A, Series B and Series C preferred stock into common stock upon completion of this offering.

                                                               DECEMBER 31, 1999
                                                   ------------------------------------------
                                                                                 PRO FORMA AS
                                                      ACTUAL       PRO FORMA       ADJUSTED
                                                   ------------   ------------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents........................  $ 12,901,707   $ 17,901,707    $
Working capital..................................    (7,294,784)    (7,294,284)
Total assets.....................................    26,506,367     31,506,367
Redeemable convertible preferred stock...........    37,016,697     42,016,697            --
Total stockholders' (deficit) equity.............   (18,882,097)   (18,882,097)

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to purchase shares of our common stock. The risks and uncertainties described below are not the only risks facing our company.

RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR PAST PERFORMANCE AND PROSPECTS.

     We were formed on March 7, 1997 and began offering our services in September 1998. There are less than two years of material operating history for you to review in evaluating and analyzing our business. We have limited historical financial and operating data upon which you can evaluate our business and prospects. Our limited operating history makes it very difficult for you to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve profitability.

WE CANNOT PREDICT THE GROWTH OR ULTIMATE SIZE OF THE MARKET FOR BROADBAND COMMUNICATIONS AND INTERNET SERVICES BECAUSE IT IS NEW AND RAPIDLY EVOLVING.

     The broadband communications industry is in the early stages of development and is subject to rapid and significant technological change. Since the industry is new and because the technologies available for broadband communications services are rapidly evolving, we cannot accurately predict the rate at which the market for our services will grow, if at all, or whether emerging technologies will render our services less competitive or obsolete. If the market for our services fails to develop or grows more slowly than we currently anticipate, our business, prospects, financial condition and results of operations could face material adverse effects. Many providers of high-speed data communications services are testing products from numerous suppliers for various applications, and these suppliers have not broadly adopted an industry standard. In addition, certain industry groups are in the process of trying to establish standards that could limit the types of technologies we could use. A number of critical issues concerning commercial use of DSL technology for Internet access, including security, reliability, reach and cost of access and quality of service, remain unresolved and may limit the acceptance of these services in the market.

OUR BUSINESS MODEL IS UNPROVEN.

     Our business model and strategy may not be successful. If the assumptions underlying our business model are not valid or we are unable to implement our business plan, achieve predicted levels of market penetration or obtain the desired level of pricing of our services for sustained periods, our business may not succeed. We focus on selling directly to small- and medium-sized businesses in Tier II and Tier III markets. Many other DSL providers sell their services primarily to Internet service providers and others who, in turn, resell these services to their customers through their sales forces. Moreover, many other DSL providers currently offer their services primarily in large metropolitan areas. If their business model proves to be superior to our own, we will not be able to compete effectively against these providers. We also are deploying our own network rather than buying network time from other providers. As a result, we must obtain a sufficient number of customers and generate revenues to meet our fixed network deployment expense. If we fail to generate enough revenue, we will not achieve profitability. We only recently began to deploy our services over a large service area. We may never be able to deploy our network as we have planned or achieve significant market acceptance, favorable operating results or profitability.

OUR LOSSES WILL CONTINUE FOR THE FORESEEABLE FUTURE.

     We have incurred losses and experienced negative operating cash flow for each month since our formation. We expect to continue to incur significant losses and negative operating cash flow for the foreseeable future. If our revenue does not grow as we expect or if our capital and operating expenditures exceed our plans, then our business, prospects, financial condition and results of operations will face materially adverse effects. As of December 31, 1999, we had total stockholders' deficit of $18.9 million.

THE PRICE FOR DIGITAL COMMUNICATIONS SERVICES MAY DECREASE TO LEVELS THAT MAKE IT IMPOSSIBLE FOR US TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW.

     Prices for digital communications services have historically decreased over time. We expect this trend to continue. We may have to reduce our prices in order to remain competitive, and we may not be able to sustain our current pricing schedules and profit margins. We may be unable to sell our services at desired pricing levels which would significantly impair our ability to achieve profitability or positive cash flow.

OUR DEPENDENCE ON TRADITIONAL TELEPHONE COMPANIES FOR TRANSMISSION FACILITIES AND THE AVAILABILITY AND CONDITION OF COPPER TELEPHONE LINES MAY DELAY OUR NETWORK DEPLOYMENT AND PROVISION OF SERVICE TO CUSTOMERS.

     Our ability to provide DSL-based services to potential customers depends on the quality, physical condition, availability and maintenance of copper telephone lines, which is within the control of traditional telephone companies. We also depend on the traditional telephone companies to provision and maintain the quality of the copper telephone lines that we use. Our dependence on traditional telephone companies could cause delays in expanding our network and providing our services. Any delays could have a material adverse effect on our business. In many cases, the copper telephone lines must be conditioned to permit us to fully implement our DSL-based services. In addition, traditional telephone companies may not maintain the copper telephone lines in a condition that will allow us to implement our network effectively. We have not established a history of leasing large volumes of copper telephone lines from, or working with, traditional telephone companies. We have experienced and may continue to experience lengthy delays and varied responses to our requests for copper telephone lines.

OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO NEGOTIATE AND ENTER INTO INTERCONNECTION AGREEMENTS WITH TRADITIONAL TELEPHONE COMPANIES.

     We must negotiate and enter into interconnection agreements with each traditional telephone company in whose service area we wish to do business. Interconnection agreements address the price and terms for the collocation of our equipment in the traditional telephone company's central office and our lease of copper telephone lines. We have negotiated interconnection agreements with Ameritech, BellSouth, GTE, Southwestern Bell, Sprint and U S West. These interconnection agreements are generally short term, and we may be unable to renew the interconnection agreements on acceptable terms or at all. In addition, we cannot be sure that traditional telephone companies will abide by their obligations under those agreements. We have experienced breaches in the past, none of which materially affected our operations. Delays in obtaining interconnection agreements will delay our entry into new markets. In addition, disputes may arise between us and traditional telephone companies with respect to interconnection agreements, and we may be unable to resolve those disputes in our favor or in a timely manner. If we are unable to enter into, or experience a delay in obtaining, interconnection agreements, our business could be adversely affected.

FAILURE TO OBTAIN SPACE FOR OUR DSL EQUIPMENT IN THE TRADITIONAL TELEPHONE COMPANIES' CENTRAL OFFICES IN OUR TARGET MARKETS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our strategy requires us to obtain space to install our DSL equipment in central offices of traditional local telephone companies. Failure to obtain space in those central offices, known as collocation space, on a timely or economic basis could have a material adverse effect on our business. We must negotiate and enter into collocation agreements for each central office in which we collocate equipment. We may not be able to secure collocation space in the central offices of our choice on a timely basis. We expect that central office space will become increasingly scarce as demand for collocation space increases. The terms of our collocation agreements are generally one to two years and are subject to renegotiation, renewal and termination provisions. Failure to renew a collocation agreement would prohibit us from providing continued service to customers formerly served from the central office specified in the collocation agreement and limit our ability to obtain new customers in that service area.

WE COMPETE WITH THE TRADITIONAL TELEPHONE COMPANIES ON WHOM WE DEPEND.

     Many of the traditional telephone companies are testing or have begun deploying DSL-based services. BellSouth, the dominant traditional telephone company in our current main region of operation, is offering a DSL product primarily to residential subscribers. In addition, these companies also currently offer high-speed data communications services that use other technologies. Consequently, traditional telephone companies have strong incentives to delay entering into interconnection and collocation agreements with us or providing us access to components of their networks on which our business is dependent. For example, the traditional telephone companies may delay:

     - our entry into, and renewals of, interconnection agreements with them;

     - our access to their central offices to install our equipment and provide our services; and

     - our access to acceptable transmission facilities and copper telephone lines.

     Any delays would negatively affect our ability to deploy our network and provide services to our customers.

OUR SERVICES ARE SUBJECT TO FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AND CHANGES IN THESE LAWS AND REGULATIONS COULD ADVERSELY AFFECT THE WAY WE OPERATE OUR BUSINESS.

     The facilities we use and the services we offer are subject to varying degrees of regulation at the federal, state and local levels. Changes in applicable laws and regulations could, among other things, increase our costs, restrict our access to the central offices of traditional telephone companies or restrict our ability to provide our services. For example, the Telecommunications Act of 1996, which, among other things, requires traditional telephone companies to unbundle network elements and to allow competitors to collocate their equipment in the telephone companies' central offices, is the subject of ongoing proceedings, litigation and legislation at the federal, state and local levels. In addition, the Federal Communications Commission, or FCC, rules governing pricing standards for access to the networks of the traditional telephone companies currently are being challenged in federal court. We cannot predict the outcome of the various proceedings, litigation and legislation or whether, or to what extent, these proceedings, litigation and legislation may adversely affect our business and operations. In addition, decisions by the FCC and state telecommunications regulators will determine some of the terms of our relationships with traditional telephone companies, including the terms and prices of interconnection agreements, and access fees and surcharges on gross revenue from interstate and intrastate services. State telecommunications regulators determine whether and on what terms we will be authorized to operate as a competitive local exchange carrier in their state. In addition, local municipalities may require us to obtain various permits or franchises or to pay franchise fees which could increase the cost of services or delay development of our network. Future federal, state and local regulations and legislation may be less favorable to us than current regulations and legislation and may adversely affect our business and operations.

THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     We face and will continue to face significant competition from many competitors, some with significantly greater financial resources, well-established brand names and large, existing installed customer bases. Moreover, we expect the level of competition to intensify in the future. If we fail to compete effectively, our business prospects would be significantly impaired. We expect significant competition from:

     Traditional Telephone Companies. Most traditional telephone companies have begun offering DSL services on a limited basis. In addition, most traditional telephone companies are combining their DSL and Internet access services. BellSouth, for example, has begun offering its DSL service to residential consumers. We believe that traditional telephone companies have the potential to quickly deploy DSL services. Traditional telephone companies have an established brand name in their service areas, possess sufficient capital to deploy DSL services rapidly and are in a position to offer service from central offices where we may be unable to secure collocation space. In addition, the traditional telephone companies have a large and established customer base. Traditional telephone companies, such as BellSouth and GTE, are leasing wide area connections from long distance carriers and already have the copper wire infrastructure and circuit switched local access networks to reach a large number of potential customers. In addition, traditional telephone companies are able to offer their DSL services at prices that may cause us to lower the price of our DSL services.

     Long Distance Carriers. Many of the leading long distance telephone companies, such as AT&T, MCI WorldCom, Qwest and Sprint, are expanding their capabilities to support high-speed, end-to-end networking services. Many of these companies have strong brand name recognition and significant financial resources. In many metropolitan areas, long distance carriers are providing high-speed data and voice communications to large companies. They could deploy DSL services over their current networks. Long distance carriers have established relationships with traditional telephone companies and access to their central offices. They have negotiated interconnection agreements with many of the traditional telephone companies and have secured collocation spaces from which they could begin to offer competitive DSL services.

     Cable Modem Service Providers. Cable modem service providers, like Excite@Home, Road Runner and High Speed Access, along with their cable partners, offer high-speed Internet access at speeds sometimes greater than we can provide. Cable modem service providers provide Internet access over hybrid fiber coaxial cable networks. These companies provide local access services similar to our services. Moreover, they typically offer their services at lower prices than our services.

     Wireless and Satellite Data Service Providers. Several new companies are offering wireless and satellite-based data services. These companies use a variety of emerging technologies, such as terrestrial wireless services, point-to-point and point-to-multipoint fixed wireless services, satellite-based networking and high-speed wireless digital communications. We expect to face competition from these providers because of the faster speed at which they can transmit data.

     Internet Service Providers. Internet service providers provide Internet access to residential and business customers. These companies generally provide Internet access over the traditional telephone companies' telephone lines. However, some national and regional Internet service providers have begun offering DSL-based services, or are reselling DSL services offered by traditional telephone companies or other DSL-based competitive telecommunications providers. Some Internet service providers, like Mindspring and America Online, have a nationwide presence and alliances with DSL-based competitive telecommunications providers.

     Competitive Telecommunications Providers. A number of competitive telecommunications providers, including Covad Communications Group, Rhythms NetConnections, NorthPoint Communications, Network Access Solutions and DSL.net have begun offering DSL-based data services. Other competitive telecommunications providers are likely to do so in the future. The Telecommunications Act of 1996 specifically grants competitive telecommunications providers the right to negotiate interconnection agreements with traditional telephone companies, some of which may be identical in all respects to our agreement with BellSouth.

WE DEPEND ON ONE SUPPLIER FOR A SIGNIFICANT AMOUNT OF OUR TELECOMMUNICATIONS EQUIPMENT, ROUTERS AND DSL-READY MODEMS.

     Lucent Technologies is our primary supplier of telecommunications equipment. Lucent supplies nearly all of the telecommunications equipment we deploy in traditional telephone companies' central offices and supplies all of our routers and other customer premises equipment. There is no manufacturing standard for DSL equipment. DSL equipment manufactured by different vendors is not compatible with Lucent's equipment. In the event Lucent ceases to manufacture competitive equipment, or in the event we are unable to obtain this equipment, we would be unable to deploy our network in a timely manner which would significantly reduce our ability to compete.

WE DEPEND ON CONTRACTORS TO INSTALL THE EQUIPMENT AND WIRING NECESSARY TO PROVIDE OUR SERVICE IN TRADITIONAL TELEPHONE COMPANIES' CENTRAL OFFICES.

     We primarily utilize contractors to install the necessary equipment and wiring in the central offices of traditional telephone companies, which reduces our control over the build-out of central offices. Failure to retain experienced and certified contractors to install the equipment and wiring on a timely, cost-efficient basis could significantly delay the deployment of our network, lengthen our installation time and could materially damage our reputation and business. If we are unable to retain contractors to provide these services, we will have to complete these installations ourselves, most likely at increased cost and with significant delay. We may be required to utilize numerous contractors as we expand our operations, which may result in installation delays, increased costs and lower overall quality of service.

WE WILL NEED ADDITIONAL FUNDS IN THE FUTURE IN ORDER TO CONTINUE TO GROW OUR BUSINESS.

     We believe our current capital resources combined with the proceeds of this offering will be sufficient for our funding and working capital requirements for the deployment and operation of our network into 2001. Thereafter, we will be required to raise additional capital through the issuance of debt or equity securities. We may choose to raise additional capital sooner, depending on market conditions. The actual amount and timing of our future capital requirements will depend upon a number of factors, including:

     - the number of new markets we enter and the timing of entry;

     - network deployment schedules and associated costs;

     - the rate and price at which customers purchase our services;

     - the level of marketing required to attract and retain customers in new and existing markets; and

     - opportunities to invest in or acquire complementary businesses.

     The value of your investment may be diluted by our future capital raising transactions. We also may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable, which would impair our ability to continue to expand our business or respond to competitive developments.

OUR FAILURE TO MANAGE OUR GROWTH COULD HAVE A DETRIMENTAL EFFECT ON OUR BUSINESS RESULTS.

     We anticipate that we will add service in a significant number of new cities and add a substantial number of new employees in geographically dispersed areas. This rapid growth will continue to place a significant strain on our management, financial controls, operations, personnel and other resources. If we fail to manage our anticipated rapid growth, our business will be harmed. If we are unable to provision the lines we have sold to our customers or if we do not institute adequate financial and reporting systems, managerial controls and procedures to operate from geographically dispersed locations, our financial condition will be materially and adversely affected. We are currently implementing operational support systems to bill customers, process customer orders and coordinate with vendors and contractors. Implementation of each of these systems and subsequent enhancements and integration of these systems could be delayed or, when implemented, could cause disruptions in service or billing. To manage our growth effectively, we must successfully implement these systems on a timely basis and continually expand and upgrade these systems as our operations expand.

OUR SUCCESS DEPENDS ON OUR RETENTION OF EXECUTIVE OFFICERS.

     We are managed by a small number of executive officers. Competition for qualified executives in the telecommunications industry is intense, and there are a limited number of persons with comparable experience. We depend upon our executive officers to execute our business strategy and manage employees located in geographically dispersed areas. We do not have employment agreements with any of our executive officers, so any of these individuals may terminate his or her employment at any time. We do not have "key person" life insurance policies on any of our executive officers. The loss of these key individuals would have a material adverse effect on our business.

OUR MANAGEMENT TEAM HAS LITTLE EXPERIENCE WORKING TOGETHER.

     We have recently hired a number of new officers, including our Chief Executive Officer, who joined us in April 1999. In addition, most of our senior management team has been with us for less than six months. To integrate into our company, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of the executive officers may result in some disruption to our ongoing operations.

IF WE FAIL TO RECRUIT AND HIRE QUALIFIED PERSONNEL IN A TIMELY MANNER AND RETAIN OUR EMPLOYEES, WE WILL NOT BE ABLE TO EXECUTE OUR BUSINESS STRATEGY.

     Our future success depends on our ability to identify, hire, train and retain highly qualified technical, sales, marketing and customer service personnel. Many parts of the country, and specifically the Southeast, are experiencing extremely low unemployment levels. As a result, we may be unable to identify, hire or retain employees with experience in the telecommunications industry. Moreover, the industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. Failure to attract or to retain experienced employees will result in delays in deploying our network. In order to attract and retain experienced employees, we are increasing expenditures associated with employee retention, including compensation, relocation expenses, employee loans and buyouts of employment contracts. Any failure to successfully address these issues could materially and adversely affect our business.

A NETWORK FAILURE COULD CAUSE DELAYS OR INTERRUPTIONS OF SERVICE TO OUR CUSTOMERS AND COULD RESULT IN A LOSS OF CUSTOMERS.

     If a natural or man-made disaster reduces or eliminates the flow of electricity to our network operations center in Nashville, Tennessee, we do not have a sufficient emergency power supply to maintain the network operations center. Our current facilities prevent us from adequately providing emergency power.

     In December 1999, we experienced a network disruption that interrupted services intermittently to some of our customers for up to two days due to an equipment software problem. As a result, we issued our customers approximately $8,000 in total credits toward services and lost six customers. A future interruption could result in substantial customer dissatisfaction or loss. Additionally, if a traditional telephone company or other service provider fails to provide the communications capacity we require as a result of a natural disaster, operational disruption or for any other reason, our services would be interrupted.

A BREACH OF NETWORK SECURITY COULD RESULT IN LIABILITY TO US AND DETER CUSTOMERS FROM USING OUR SERVICES.

     Our network is vulnerable to unauthorized access, computer viruses and other disruptive problems. Corporate networks and Internet service providers have experienced in the past, and probably will experience in the future, interruptions in service as a result of accidental or intentional security breaches by Internet users, current and former employees and others. Unauthorized access could also jeopardize the security of confidential information stored in the computer systems of our customers, which might make us liable to these customers, and also might deter potential customers from contracting for services. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers, cause us to incur significant costs to remedy the problems and divert the attention of management. We have implemented security measures that could be circumvented. Any failure of these measures could have a material adverse effect on our ability to attract and retain customers.

INTERFERENCE WITH VOICE TRAFFIC CAUSED BY OUR NETWORK COULD RESULT IN A DELAY OR LOSS OF SERVICES.

     Certain technical laboratory tests and field experience indicate that some types of DSL may cause interference with and be interfered by other signals carried over a traditional telephone company's copper wires. Citing this potential interference, some traditional telephone companies have imposed restrictions on the use of asymmetrical DSL technology over their copper lines. If traditional telephone companies were to restrict our use of DSL technology or equipment in the future, our business could be materially adversely affected.

WE MAY NOT BE ABLE TO LEASE FIBER OPTIC TRANSPORT FACILITIES FROM THIRD PARTIES.

     We lease fiber optic transport facilities from third parties to connect our equipment within and between metropolitan areas. These third party fiber optic carriers include long distance carriers, traditional telephone companies and other competitive telecommunications providers. Many of these entities are, or may become, our competitors. We may be unable to negotiate or renew favorable leases with these fiber optic carriers. Further, we depend on the timeliness of these companies to process our orders for customers who seek to use our services. We have in the past experienced supply problems with certain of our fiber optic suppliers, and they may be unable or unwilling to meet our needs on a timely basis in the future. Moreover, the fiber optic transport providers whose networks we lease may be unable to obtain or maintain permits and rights-of-way necessary to develop and operate existing and future networks.

AS AN INTERNET ACCESS PROVIDER, WE MAY INCUR LIABILITY FOR INFORMATION DISSEMINATED THROUGH OUR NETWORK.

     The law relating to the liability of Internet access providers and on-line services companies for information carried on, or disseminated through, their networks is unsettled. As the law in this area develops, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to implement measures to reduce our exposure to such liability, which may force us to expend substantial resources or discontinue service offerings. Any costs that are incurred as a result of such measures or the imposition of liability could harm our business.

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS, AND WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS.

     We have applied for trademarks and servicemarks on terms, logos and symbols that we believe are important to our business and the branding of our services. We currently have no patents or patent applications pending. We rely on a combination of licenses, confidentiality agreements and other contracts to establish and to protect our technology and other intellectual property rights. The steps we have taken may be inadequate to protect our technology or other intellectual property. In the event of an unfavorable ruling on any claim, we may be unable to obtain a license or similar agreement to use technology we rely upon to conduct our business or may be required to pay a substantial sum as damages. In addition, our competitors may otherwise learn or discover our trade secrets.

WE MAY MAKE ACQUISITIONS OF COMPLEMENTARY TECHNOLOGIES OR BUSINESSES IN THE FUTURE, WHICH MAY DISRUPT OUR BUSINESS AND BE DILUTIVE TO EXISTING STOCKHOLDERS.

     We intend to consider acquisitions of businesses and technologies in the future. Acquisitions of businesses and technologies involve numerous risks, including the diversion of the attention of management, difficulties in assimilating the acquired operations, loss of key employees from the acquired company and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time expenses and the creation of goodwill or other intangible assets that result in significant amortization expense. Any of these factors could materially harm our business or our operating results in a given period or could cause our stock price to decline.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY, CAUSING OUR STOCK PRICE TO BE VOLATILE OR DECLINE.

     We cannot accurately forecast our quarterly revenue and operating results, which may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially. Our quarterly revenue and operating results may fluctuate as a result of a variety of factors, many of which are outside our control, including:

     - the amount and timing of expenditures relating to the rollout of our network and services;

     - our ability to obtain necessary regulatory approvals in a timely fashion;

     - the rate at which we are able to attract customers within our target markets and our ability to retain those customers;

     - our ability to deploy our network on a timely basis;

     - the availability of future financing to continue our expansion;

     - technical difficulties or network downtime;

     - the availability of collocation space in traditional telephone companies' central offices and the timing of the installation of our equipment in those spaces; and

     - the introduction of new services or technologies by our competitors and the resulting pressures on the pricing of our services.

RISKS RELATED TO INVESTING IN OUR COMMON STOCK

THE PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY BE LOWER THAN THE PRICE YOU PAY.

     Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our stock might not develop or, if such a trading market develops, might not continue. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters. Therefore, the price of our common stock that will prevail in the market after this offering may be lower than the price you pay.

THE MARKET PRICE OF OUR COMMON STOCK MAY DROP SIGNIFICANTLY WHEN THE RESTRICTIONS ON RESALE BY OUR EXISTING STOCKHOLDERS LAPSE.

     Following this offering, we will have approximately          shares of our
common stock outstanding. Approximately          shares, or      %, of our
outstanding common stock will be subject to restrictions on resale under U.S.
securities laws. Holders of                      of these shares have agreed not
to sell these shares for at least 180 days following the date of this prospectus, although Credit Suisse First Boston Corporation can waive this restriction at any time. As these restrictions on resale end beginning in July 2000, the market price of our common stock could drop significantly if holders of these shares sell them or are perceived by the market as intending to sell them. These sales also may make it difficult for us to raise additional funds by selling equity securities in the future at a time and price that we deem appropriate.

OUR PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWN A SIGNIFICANT PERCENTAGE OF OUR CAPITAL STOCK AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR COMPANY.

     Following this offering, our executive officers and directors and principal
stockholders together will beneficially own approximately      % of the total
voting power of our company. Accordingly, these stockholders, as a group, will be able to determine the composition of our board of directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of our company, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW COULD DELAY OR DETER A CHANGE IN CONTROL.

     Our corporate documents and Delaware law contain provisions that might enable our management to resist a change in control of our company. These provisions include a staggered board of directors, limitations on persons authorized to call a special meeting of stockholders, prohibitions on stockholder action by written consent and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. These provisions might discourage, delay or prevent a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock and could deprive you of an opportunity to receive a premium for your common stock as part of a sale.

OUR MANAGEMENT HAS DISCRETION OVER THE USE OF THE PROCEEDS OF THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.

     We have not committed the net proceeds of this offering to any particular purpose. As a result, our management will have significant flexibility in applying the net proceeds of this offering and could apply them in ways with which stockholders may disagree. If we do not apply the funds we receive effectively, our accumulated deficit will increase and we may lose significant business opportunities.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT.

     If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due, in large part, to the fact that our current investors paid substantially less than the public offering price when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding stock options and warrants to purchase common stock.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements." All forward-looking statements involve substantial risk and uncertainty and you should not place undue reliance on such forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue," "future" or similar terminology. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition or state other "forward-looking" information. We can give no assurance that the expectations reflected in the forward-looking statements will prove to have been correct. Our actual results could differ materially from those mentioned in the forward-looking statements contained in this prospectus for a variety of reasons, including the risks described in the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this prospectus. Except as otherwise required by federal securities laws, we undertake no obligation to update publicly or revise any forward-looking statements.

                                USE OF PROCEEDS

     Assuming an initial public offering price of $          per share, we will
receive approximately $          million from our sale of           shares of
common stock, net of underwriting discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we will receive
an additional $          million in net proceeds. We intend to use the net
proceeds of this offering for general corporate purposes, including funding:

     - the continuing deployment of network services in our existing markets;

     - our planned rollout in additional markets;

     - working capital;

     - selling and marketing activities; and

     - operating expenses.

     We also may use a portion of the net proceeds to acquire or invest in complementary businesses. Pending use of such net proceeds, we intend to invest the net proceeds in short-term, investment grade securities to the extent permitted by law.

     The actual amounts we spend will vary significantly depending upon a number of factors, including future revenue growth, if any, capital expenditures, the amount of cash generated by our operations and other factors, many of which are beyond our control. Additionally, we may modify the number, selection and timing of our entry with respect to any or all of our targeted markets. Accordingly, our management will retain broad discretion in the allocation of the net proceeds.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock, and we do not intend to pay cash dividends on our common stock in the foreseeable future. We currently expect to retain future earnings, if any, to fund the operation and expansion of our business. Our ability to declare and pay cash dividends on our common stock could be further limited by agreements governing indebtedness that we may incur in the future.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to give effect to the issuance of 318,471 shares of Series C preferred stock to Charles McMinn on January 28, 2000; and

     - on a pro forma as adjusted basis to give effect to this offering, including conversion of the existing Series A, Series B and Series C preferred stock into common stock upon completion of this offering.

     You should read the following table in conjunction with our consolidated financial statements and the notes to those statements that are included in this prospectus.

                                                                          DECEMBER 31, 1999
                                                              -----------------------------------------
                                                                                             PRO FORMA
                                                                 ACTUAL       PRO FORMA     AS ADJUSTED
                                                              ------------   ------------   -----------
Cash and cash equivalents...................................  $ 12,901,707   $ 17,901,707   $
                                                              ============   ============   ===========
Long-term debt, net of current portion......................       503,174        503,174
Redeemable convertible preferred stock:                                                --
  Series A - 12,345,003 issued and outstanding, actual and
    pro forma; and none issued and outstanding pro forma as
    adjusted................................................     5,936,688      5,936,688
  Series B - 8,177,040 issued and outstanding, actual and
    pro forma; and none issued and outstanding pro forma as
    adjusted................................................    31,080,009     31,080,009
  Series C -- none issued and outstanding; 318,471 issued
    and outstanding pro forma and none issued and
    outstanding pro forma as adjusted.......................            --      5,000,000
                                                              ------------   ------------   -----------
    Total redeemable convertible preferred stock............    37,016,697     42,016,697
                                                              ------------   ------------   -----------
Stockholders' (deficit) equity:
Common Stock, $0.01 par value, 60,000,000 shares authorized,
  11,712,900 shares issued and outstanding, actual and pro
  forma; 150,000,000 shares authorized,          shares
  issued and outstanding, pro forma as adjusted.............       117,128        117,128
Additional paid-in capital..................................       417,025        417,025
Deferred compensation.......................................       (51,687)       (51,687)
Accumulated deficit.........................................   (19,364,563)   (19,364,563)
                                                              ------------   ------------   -----------
    Total stockholders' (deficit) equity....................  $(18,882,097)  $(18,882,097)
                                                              ------------   ------------   -----------
    Total capitalization....................................  $ 18,637,774   $ 23,637,774   $
                                                              ============   ============   ===========

     The share information set forth above excludes:

     - 6,494,450 shares subject to outstanding options under our stock option plan with a weighted average exercise price of $0.38 per share;

     - 922,735 additional shares of common stock reserved for issuance under our stock option plan; and

     - 360,000 shares subject to outstanding warrants with a weighted average exercise price of $0.55.

                                    DILUTION

     Our pro forma net tangible book value on December 31, 1999 was $
million, or $       per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 1999, after giving effect to the conversion of all outstanding shares of our preferred stock into 20,840,514 shares of common stock.

     Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving
effect to our sale of        shares of common stock in this offering at an
assumed initial public offering price of $       per share and after deducting
underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value at December 31, 1999 would
have been $       million, or $       per share. This amount represents an
immediate increase in pro forma net tangible book value to our existing
stockholders of $       per share and an immediate dilution to new investors of
$       per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $
                                                                         --------
  Pro forma net tangible book value per share at December
     31, 1999...............................................  $
                                                              --------
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

     If the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value at December 31, 1999 would have been
$       million, or $       per share, representing an immediate increase in pro
forma net tangible book value to our existing stockholders of $       per share
and an immediate dilution to new investors of $       per share.

     The following table summarizes, on a pro forma basis, as of December 31, 1999, after giving effect to the pro forma adjustments described above, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public
offering price of $       per share, before deducting underwriting discounts and
commissions and estimated offering expenses payable by us:

                            SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                         -----------------------    ---------------------        PRICE
                           NUMBER     PERCENTAGE     AMOUNT    PERCENTAGE      PER SHARE
                         ----------   ----------    --------   ----------    -------------
Existing
stockholders...........                       %     $                   %      $
New investors..........
                         ----------    -------      --------    --------
  Total................                       %     $                   %
                         ==========    =======      ========    ========

     This discussion and table assume no exercise of any stock options outstanding on December 31, 1999. On December 31, 1999, there were options outstanding under our stock option plan to purchase a total of 6,494,450 shares of common stock with a weighted average exercise price of $0.38 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included in this prospectus. The consolidated balance sheet data at December 31, 1998 and 1999 and the consolidated statements of operations data for the years ended December 31, 1998 and 1999 have been derived from audited consolidated financial statements included in this prospectus. We have not presented any financial information prior to January 1, 1998, due to our limited revenues, expenses and cash flow for the period from inception (March 7, 1997) to December 31, 1997. See Notes to the audited consolidated financial statements for additional information.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------   ------------
STATEMENTS OF OPERATIONS DATA:
Revenues....................................................  $    12,101   $    771,109
Operating Expenses:
  Network and product costs.................................      199,973      8,082,759
  Selling and marketing.....................................       75,572      4,809,590
  General and administrative................................      426,250      6,961,370
  Depreciation and amortization.............................       28,402        263,972
                                                              -----------   ------------
     Total operating expenses...............................      730,197     20,117,691
                                                              -----------   ------------
Loss from Operations........................................     (718,096)   (19,346,582)
Net interest income.........................................          467        541,714
                                                              -----------   ------------
Net loss....................................................  $  (717,629)  $(18,804,868)
                                                              ===========   ============
Net loss per share:
  Basic and diluted.........................................  $     (0.07)  $      (2.10)
                                                              ===========   ============
  Weighted average shares...................................   10,154,010      8,953,153
                                                              ===========   ============
OTHER DATA:
EBITDA......................................................  $  (689,694)  $(19,082,610)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998         1999
                                                              --------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $501,611   $ 12,901,707
Working capital.............................................  (347,621)    (7,294,784)
Total assets................................................   671,246     26,506,367
Redeemable convertible preferred stock......................        --     37,016,697
Total stockholders' deficit.................................   (29,048)   (18,882,097)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

     You should read the following discussion together with the consolidated financial statements and related notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors".

OVERVIEW

     We provide broadband communications and Internet access services to small- and medium-sized businesses in Tier II and Tier III markets. We initiated our service in September 1998. As of December 31, 1999, we provided services in 25 markets, representing 117 cities. We intend to expand our services into a total of 57 markets by the end of 2000.

     When we enter a new market, we establish a local market presence, incurring significant selling and marketing and general and administrative expenses. As part of entering a new market, we lease equipment from Lucent and contract with it or another third party to install the equipment into targeted central offices. These operating leases and central office installation expenses are expensed as network and product costs. Once we have deployed our network in a market, additional expenditures primarily include leasing costs associated with DSL line cards and customer premise equipment. In addition to the initial expenditures required to enter a market, we fund each market's initial cash flow deficit as we build our customer base.

     We derive a majority of our revenues from Internet access and broadband communications services, including real private networking (RPN) services. We offer our services directly to customers at retail prices. We bill our customers monthly for recurring charges based on the data transfer speeds selected by the customer. We currently offer flat rate plans at prices that include our fully bundled Internet services and our high-speed access and connectivity services on contracts with terms generally ranging from one to three years. In addition to monthly service fees, we bill customers for nonrecurring service activation, equipment and installation charges. We may reduce or waive service activation, equipment, or installation charges to encourage potential customers to enter into multi-year contracts. We expect that prices for our services will decline over time as a result of competition and changes in our product mix.

     Our expenses are recognized as incurred and consist of the following principal categories:

     - network and product costs, which consist primarily of equipment costs, access charges and technical salaries;

     - selling and marketing expenses, which consist primarily of advertising costs, compensation and related expenses;

     - general and administrative expenses, which consist primarily of corporate, management and administrative salaries and corporate office expenses; and

     - depreciation and amortization expenses, which include non-cash charges related to property and equipment and collocation fees.

     We have incurred operating losses, net losses and negative earnings before interest, taxes, depreciation and amortization, or EBITDA. As of December 31, 1999 and December 31, 1998, we had total stockholders' deficit of $18.9 million and $29,048, respectively. We intend to incur materially higher operating expenses as we continue to rapidly deploy our network and introduce services in 2000. We expect to incur substantial operating losses, net losses and negative EBITDA for the foreseeable future as we expand our operations.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenues

     We recorded revenues of $771,109 for the year ended December 31, 1999 and $12,101 for the year ended December 31, 1998. This increase is attributable to growth in the number of customers resulting from our increased sales and marketing efforts and the expansion of our networks in the Southeast. As of December 31, 1999 and December 31, 1998, we had sold 1,224 and five lines, respectively. We had installed 428 and five lines at December 31, 1999 and December 31, 1998, respectively. Average recurring revenues per installed line for 1999 were approximately $330 per month.

     Network and Product Expenses

     Network and product expenses were $8.1 million for the year ended December 31, 1999 and $199,973 for the year ended December 31, 1998. This increase is attributable to the increased operational needs of our networks and increased orders resulting from our sales and marketing efforts. Operating lease expenses for network equipment was $2.9 million for 1999 and $128,896 for 1998.

     Selling and Marketing Expenses

     We recorded selling and marketing expenses of $4.8 million for the year ended December 31, 1999 and $75,572 for the year ended December 31, 1998. This increase is attributable primarily to increased advertising, selling commissions, salaries and recruiting fees.

     General and Administrative Expenses

     General and administrative expenses increased to $7.0 million for the year ended December 31, 1999 from $426,250 for the year ended December 31, 1998. This increase is attributable to growth in the relocation and recruiting costs, office rent, and related expenses.

     Depreciation and Amortization

     Depreciation and amortization expenses were $263,972 for the year ended December 31, 1999 and $28,402 for the year ended December 31, 1998. The increase was due to the increase in equipment and facilities placed in service throughout the period and the build-out of our internal hardware and software systems.

     Income Taxes

     For the years ended December 31, 1999 and December 31, 1998, we recognized no tax benefits with regards to operating losses due to the uncertainty of future taxable income sufficient to utilize the losses during the periods.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth our unaudited consolidated statements of operations data for the four fiscal quarters ended December 31, 1999. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all normal recurring adjustments that we consider necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                             QUARTER ENDED
                                          ----------------------------------------------------
                                          MAR. 31,     JUNE 30,      SEPT. 30,      DEC. 31,
                                            1999         1999          1999           1999
                                          ---------   -----------   -----------   ------------
Revenues................................  $  34,534   $   101,677   $   208,481   $    426,417
Operating Expenses:
Network and product costs...............    245,683       704,976     1,840,033      5,292,067
Selling and marketing...................     85,166       238,415       905,480      3,580,529
General and administrative..............    241,990       625,131     1,911,659      4,182,590
Depreciation and amortization...........      6,858        17,635        18,666        220,813
                                          ---------   -----------   -----------   ------------
  Total operating expenses..............    579,697     1,586,157     4,675,838     13,275,999
                                          ---------   -----------   -----------   ------------
Loss from Operations....................   (545,163)   (1,484,480)   (4,467,357)   (12,849,582)
Net interest (expense) income...........       (187)       40,197       185,439        316,265
                                          ---------   -----------   -----------   ------------
Net loss................................  $(545,350)  $(1,444,283)  $(4,281,918)  $(12,533,317)
                                          =========   ===========   ===========   ============

     We have increased revenues in each of the last four quarters, reflecting increases in the number of customers. Our network and product costs have increased in every quarter, reflecting costs associated with customer growth and the deployment of our network in existing and new markets. The expenses related to network operating leases was $149,802, $378,020, $847,501 and $1,535,080 for the first, second, third and fourth quarters of 1999, respectively. Our selling and marketing expenses have increased in every quarter, reflecting sales and marketing costs associated with the acquisition of customers, including sales commissions. General and administrative expenses have increased in every quarter and reflect costs associated with the development of regional and corporate infrastructures. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of our network. We have experienced increasing net losses on a quarterly basis as we increased operating expenses and incurred network build-out costs. We expect to sustain increasing quarterly losses for the foreseeable future.

     Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Our quarterly revenue and operating results may fluctuate as a result of a variety of factors, many of which are outside our control, including:

     - amount and timing of expenditures relating to the rollout of our network and services;

     - ability to obtain and the timing of necessary regulatory approvals;

     - rate at which we are able to attract customers within our target markets and our ability to retain these customers at sufficient aggregate revenue levels;

     - ability to deploy our network on a timely basis;

     - availability of financing to continue our expansion;

     - technical difficulties or network downtime;

     - availability of collocation space in traditional telephone companies' central offices and timing of the installation of our equipment in those spaces; and

     - introduction of new services or technologies by our competitors and resulting pressures on the pricing of our services.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had a stockholders' deficit of $18.9 million and cash and cash equivalents of approximately $12.9 million. During 1999 and 1998, the net cash used in our operating activities was approximately $12.8 million and $496,606, respectively. This cash was used for a variety of operating purposes, including personnel costs, consulting and legal expenses, network operations and other administrative expenses. The net cash used in investing activities during 1999 and 1998 was approximately $12.0 million and $89,556, respectively, and primarily resulted from collocation costs and the purchase of networking and other equipment. Net cash provided by financing activities in 1999 and 1998 was approximately $37.3 million and $1.1 million, respectively, and primarily resulted from the sale of common and preferred stock and borrowings against the Lucent working capital line of credit.

     The development and expansion of our business requires significant capital expenditures. The principal capital expenditures incurred to enter each market include the procurement, design and construction of collocation space. In addition, we enter into significant operating lease obligations with Lucent to acquire and install necessary telecommunications equipment. The number of central offices that we expect to target in a given market will vary, as will the average capital cost to enter a market. During 2000, we expect to enter into additional operating leases for equipment with a market value of approximately $50.0 million. In addition, we expect to make capital expenditures of approximately $6.0 million during 2000.

     In May 1999, we entered into an equipment lease facility with Ascend, which later merged with Lucent, that provides up to $109.0 million of vendor financing for equipment and network services provided by Lucent and other third party vendor equipment utilized in our central office and multi-tenant building installations. The Lucent facility is secured by substantially all of our assets. The first tranche of $30.0 million is available to us through July 2001. We may borrow up to $30.0 million under the equipment lease facility without restriction. Borrowings in excess of $50.0 million require that we maintain a minimum of $10.0 million of unrestricted cash. The lease line bears interest at 7.75% and allows for lease repayment over 36 months. As of December 31, 1999, we had $92.8 million available under the Lucent equipment lease facility.

     We believe that the net proceeds from this offering, together with our existing cash balances, cash from preferred stock issuances and amounts available under our credit facility, will be sufficient to fund our operating losses, capital expenditures, lease payments and working capital requirements into 2001. We expect our operating losses and capital expenditures to increase substantially as we expand our network. We will require additional financing to complete the deployment of our network. We may attempt to finance our future capital needs through a combination of commercial bank borrowings, leasing, vendor financing and the sale of equity or debt securities.

     Our capital requirements will vary based upon the timing and the success of our business plan and as a result of regulatory, technological and competitive developments or if:

     - demand for our services or our cash flow from operations varies from our projections;

     - our development plans or projections change or prove to be inaccurate;

     - we make any acquisitions; or

     - we accelerate deployment of our network or otherwise alter the schedule or targets of our business plan implementation.

     We cannot assure you that additional capital will be available on terms acceptable to us, or at all. While we would be able to sustain some level of operations throughout all of 2000 without additional capital, we would be required to significantly scale back our operations and delay the expansion of our network. If we were unable to obtain financing on acceptable terms, our business, financial condition and results of operations would be materially adversely affected.

YEAR 2000 COMPLIANCE

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately distinguish 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries. Any such difficulties could result in a decrease in sales of our services, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to Year 2000 problems.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for hedging and derivative activities. Among other things, this statement requires that an entity recognize all derivative instruments on the balance sheet as either an asset or liability, and to account for these instruments at fair value. The adoption of SFAS 133 is not expected to have a material impact on our results of operations or financial position.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Due to the nature of our short-term investments, we have concluded that we have no material market risk exposure.

                                    BUSINESS

OVERVIEW

     We are a leading provider of broadband communications and Internet services to small- and medium-sized businesses in Tier II and Tier III markets. Our Internet access services, which are packaged with Web hosting and e-mail, and our high-speed real private networking services are provided primarily using DSC technology. We have deployed a proprietary ATM and Internet protocol backbone network that links all of our central offices and markets. This network allows us to lower our Internet access costs, control speed and quality of our broadband services and provides us with a superior platform for the delivery of additional enhanced services.

     We generally are the first competitive broadband communications provider to small- and medium-sized businesses in the markets we enter, creating an early mover advantage and allowing us to establish strong relationships with our target customers and network professionals. In each of our markets, we have a locally based, dedicated and experienced team that builds personalized customer relationships through direct selling. We also ensure a high standard of service quality by providing our own customer premise equipment installation and customer care services. We collocate our equipment in central offices that serve a high density of our target customers, which allows us to service more potential customers within a market and to provide a more attractive service offering to businesses with multiple locations or telecommuters.

     Our network deployment began in the Southeast, and we are expanding into other core markets nationwide in 2000. As of December 31, 1999, we were offering our services in 25 markets, representing 117 cities. We expect to deploy our network and roll out our services to a total of 57 markets by year-end 2000. As of December 31, 1999, we had sold 1,224 high-speed access lines, of which 428 were in service. Of the 1,224 lines sold, 252 lines were sold as part of our real private network service and 38 of these lines were in service. As of December 31, 1999, we had collocated our network equipment in 84 central offices and expect to be in more than 500 central office locations by the end of 2000. When this stage of our network build-out is completed, our network will pass a total of 1.2 million small- and medium-sized businesses.

     We have received competitive carrier certification in 22 states and have applied or will apply for competitive carrier certification in 25 additional states. In addition, we have successfully negotiated interconnection agreements with Ameritech, BellSouth, GTE, Southwestern Bell, Sprint and U S West. We are currently pursuing interconnection agreements with other traditional telephone companies.

     We have entered into a strategic alliance with Lucent Technologies. Lucent provides us up to $109.0 million in vendor financing for equipment purchases, installs the equipment for us in central offices we target and provides us up to $2.0 million in funding for cooperative advertising.

INDUSTRY BACKGROUND

     We believe that a substantial business opportunity has been created by the convergence of several factors:

     - growth in demand for business data services;

     - increased demand for high-speed Internet access by small- and medium-sized businesses and broadband solutions;

     - limitations of existing telecommunications networks to meet these demands; and

     - emergence of low-cost, DSL-based solutions.

     Growth in Data Communications. Data communications is the fastest growing segment of the telecommunications industry. Forrester Research projects that the total market for business Internet services will grow from $7.7 billion in 1999 to approximately $56.6 billion by 2003. To remain competitive, businesses require high-speed connections to maintain complex Internet sites, to access critical information and business applications, and to communicate more efficiently with employees, customers and suppliers. Businesses also increasingly use the Internet to market and sell their products and services.

     Increased Demand for High-Speed Internet Access by Small- and Medium-Sized Businesses. Small- and medium-sized businesses increasingly are using the Internet to enable them to compete more effectively with larger organizations. According to International Data Corporation, the number of DSL lines installed for small- and medium-sized businesses is expected to increase from 269,800 in 1999 to approximately 3.0 million in 2003. Currently, many small- and medium-sized businesses use the Internet to exchange e-mails and files with customers, suppliers and other business partners and to disseminate and obtain industry, product and market information. Many of these businesses also have begun to use the Internet to market and sell their products and services, to make purchases from suppliers and for other commerce-related activities. To take full advantage of electronic commerce applications and the Internet, these businesses would benefit from high-speed, secure and affordable digital data communications connections.

     Limitations of Existing Telecommunications Network. The growing demand for high-speed Internet access and data communications services is straining the capacity of the existing telecommunications network, particularly the local access portion. The long distance portion of the network typically consists of fiber-optic cables and other equipment that enable high-speed connections between the offices of the traditional telephone companies from which local telephone service is provided, known as central offices. In contrast, the local access portion of the network, also known as the last mile, typically consists of copper telephone wire that connects end users' locations to the nearest central office. This last mile of copper telephone wire was not originally designed for the transmission of high-speed digital signals, but has been historically used for the transmission of low-speed, analog voice signals. Most data transmission solutions to the last mile problem, including dial-up modems, frame relay, ISDN and T1 lines, are relatively slow, hard to obtain or cost prohibitive for small- and medium-sized businesses.

     Emergence of DSL-based Solutions. As a result of technological developments and regulatory changes, DSL technology has emerged as a commercially available, cost-effective means of providing high-speed data transmission using existing copper telephone lines. DSL technology enables the transmission of packets of data over an existing telecommunications network, including the last mile of copper wire, which allows multiple users to simultaneously transmit and receive data over a single connection. DSL equipment, when deployed at each end of a standard copper telephone line, increases the data carrying capacity of the line to speeds to and from the user of up to 2.3 megabits per second, depending on the distance between the user and the central office and the quality of the copper telephone line.

     Under the Telecommunications Act of 1996, traditional telephone companies must lease telephone lines to competitive telecommunications companies below retail prices and allow these competitive telecommunications companies to collocate certain of their equipment in the traditional telephone companies' central offices. Using existing copper lines allows DSL providers to avoid the significant fixed costs necessary to deploy alternative networks. A significant portion of the expense in providing DSL service is incurred only as customers order the service. In addition, we anticipate that continued advances in DSL transmission speeds and equipment will further reduce the cost of deploying a DSL-based network.

THE BLUESTAR SOLUTION

     We provide our customers with broadband communications and "always on" high-speed Internet access services. Key elements of our solution are:

     Carrier-Class Network with ATM Backbone. We have deployed a dedicated, high-speed local access network to provide broadband communications and Internet access services using DSL and other high bandwidth technologies. We have constructed our own proprietary ATM and Internet protocol network, which enables our customers to communicate and send data without paying the high prices charged by traditional telephone companies to lease private networks, dedicated high-speed telephone lines or frame relay products. By deploying a dedicated network rather than a shared network, we are able to manage the quality of our services and the capacity of the network and provide more secure data transmission. ATM technology enables us to provide faster Internet access by avoiding multiple Internet protocol routers and gives us flexibility to offer a wide range of enhanced service offerings. Our Internet protocol technology allows us to connect with the public Internet to offer Internet access services.

     Local Sales, Installation and Customer Service Presence. We offer potential customers turnkey broadband communications and Internet access solutions by providing them with a local point of contact for sales, installation and customer service. Because of our local office presence, our salespeople are familiar with the local business environment, know which businesses are serviceable from the local phone company's central offices and understand the data and Internet access needs of potential customers. This knowledge allows them to target appropriate services to each business. Many of our customers are small- to medium-sized businesses that do not have their own information technology personnel. Consequently, our local salespeople often employ a consultative approach with the customer and assess the customer's technology requirements and capabilities in order to suggest an appropriate service package. Throughout the life of the customer relationship, the salesperson analyzes the customer's changing needs and suggests new products or faster connection speeds, as appropriate.

     During the installation process, we dedicate an account consultant to give customers timely updates on the status of the customers' service installation. Our own technicians install the equipment at customers' locations, allowing us to ensure high quality and timely service. When installation is complete, we provide customers with a local customer service contact should questions or problems arise. We believe that having a local team that is knowledgeable about our services and our customers' needs provides significant value to our customers and builds customer loyalty.

     Dense Market Coverage. As of December 31, 1999 we offered services in 25 markets and we anticipate providing service to 57 total markets in 2000. We collocate our equipment in central offices that serve a high density of our target customers, which allows us to service more potential customers and cost-effectively compete with the local telephone company. All of our markets and central offices are connected to one another by our ATM backbone network, expanding both the capabilities and attractiveness of our FireLine RPN service.

     Attractive Suite of Services. We offer a wide range of broadband communications and Internet access services designed to meet the needs of both small- and medium-sized businesses. We offer "always on" Internet access primarily utilizing DSL technology with connectivity speeds ranging from 144 kilobits per second to 2.3 megabits per second. In addition to Internet access, we offer real private networking services designed for businesses with several locations within a market or within multiple markets, or for telecommuters within our service area. Our broad product offering allows our sales force to upgrade customers as their needs evolve. FireLine RPN enables customers to transmit data securely to multiple locations on our network, including a corporate local area network. Unlike virtual private network products provided by other telecommunications companies, FireLine RPN bypasses the public Internet, eliminating the need for customers to install expensive firewalls to protect transmitted data. We believe our FireLine RPN service provides higher access speeds, and better security at a lower price than a virtual private network.

BUSINESS STRATEGY

     Our goal is to become a leading provider of broadband communications and Internet services to small- and medium-sized businesses in the United States. In order to achieve this goal, we:

     Capitalize on Local Sales Presence. We will continue to capitalize on our local sales presence and will seek to increase the number of customers who enter into long-term, fixed rate contracts with us. We believe that the resulting long-term, direct customer relationships give us the opportunity to better understand our customers' needs and preferences, allowing us to sell more services initially and to cross-sell existing and new service offerings in the future. We believe that our direct customer relationships, our consultative sales approach and our high-quality installation and customer service improve customer loyalty and reduce customer turnover.

     Focus on Small- and Medium-Sized Business Customers. An increasing number of businesses are using Internet services and data communications in order to grow and compete in the marketplace. We believe small- and medium-sized businesses, and especially those businesses in Tier II and Tier III markets, have been underserved by traditional telephone companies, forcing them to meet their Internet and data communications needs with inefficient dial-up analog modems or expensive ISDN or T1 lines. We have designed our broadband communications and Internet services to offer small- and medium-sized business customers cost-effective solutions at speeds better than or competitive with existing connectivity solutions.

     Develop New Core Markets. We seek to be the first DSL service provider in select Tier II and Tier III markets throughout the United States. We intend to expand from the Southeast to adjacent states beginning in the Midwest and Southwest, with the goal of creating a nationwide footprint. When entering a new market, we use the same strategic model we have employed during our initial build-out. Through our centralized network management and standardized equipment configuration and installation procedure, we believe we can deploy our network in new core markets quickly and cost effectively.

     Continue to Penetrate Existing Markets. We will continue to install DSL equipment in more central offices within our existing markets. Increasing the density of our market coverage will allow us to serve more potential customers within a market using our existing local sales team and to increase the attractiveness of our real private network service by enabling us to serve more sites of multi-location businesses. Our installed network and local presence in our existing markets allow us to increase our customer base at little incremental cost, thereby improving our profitability. In addition, as we continue to penetrate our existing markets and reach a critical mass of customers, we believe we will be able to retain customers and compete more effectively with late market entrants because of our strong customer relationships.

     Leverage Network Architecture. We have designed our network to cost-effectively deliver our services to our customers and to expand with our business. Because DSL technology uses existing copper telephone lines, implementing a DSL-based local access network generally requires a lower initial capital investment than that needed for alternative technologies. Our backbone network utilizes both Internet protocol and ATM-based technologies. This architecture allows us to offer a broader suite of services with a shorter product development cycle than typical for a pure Internet protocol network. Additionally, our ATM network allows us to offer a more cost-effective and secure real private networking service as well as a guaranteed quality of service.

     Offer Enhanced Services. We intend to offer additional services in order to attract and retain customers. To complement our focus on small- and medium-sized businesses and maximize the growth of business-to-business applications, we intend to offer new services, such as Web hosting with enhanced caching, and facilitate the delivery of software and other applications by application service providers. We also intend to offer voice over DSL service to our customers as well as provide them with four-digit dialing from remote locations as a cost-efficient alternative to the local telephone company.

     Invest in Brand Building. We believe that building a brand such as "BlueStar" or "FireLine" attracts new customers and enhances our relationships with existing customers. We intend to build our brands through a variety of strategies, including direct marketing, focused advertising campaigns, public relations campaigns and customer marketing initiatives. In addition, Lucent has granted us the right to use its "red circle" logo and trademarks on our marketing material. We believe our co-marketing agreement with Lucent provides us with additional credibility as we deploy new technologies and allows us to identify BlueStar with an established company.

SERVICES

     We offer our customers several solutions for their broadband communications and Internet needs. Our primary service is high-speed "always-on" Internet access, utilizing DSL technology and, for customers located outside the range for DSL, utilizing a unbundled network element T1, or UNE T1, connection. We provide the customer a turnkey solution, installing all hardware and software necessary to establish and maintain a digital connection. As part of our high speed Internet access bundle, we offer Web hosting and e-mail accounts. We also provide real private networking services.

     High-Speed Internet Access Bundle. When customers contract for our Internet access service, they receive a high-speed, "always on" Internet connection, typically using our DSL connectivity. They also receive a Web hosting service, Internet domain name service, network address translation and a fixed number of e-mail accounts. The number of e-mail accounts a customer receives depends upon the connection speed ordered, with more e-mail accounts packaged with faster connection speeds. Customers may purchase additional e-mail accounts for an additional charge. In conjunction with our e-mail service, we also provide mail bagging services, which stores e-mails in the event a customer's network is unable to receive e-mail and then forwards the customer's e-mails once the network is functioning.

     DSL Connectivity. Offered under the FireLine DSL brand, our DSL connectivity ranges in speed from 144 kilobits per second to 2.3 megabits per second. We utilize Lucent's symmetrical DSL, or SDSL, equipment to provide a wide range of connectivity speeds and data transfer enhancements. SDSL allows the customer to send and receive data at the same transmission speed. Our SDSL equipment allows customers to achieve up to 2.3 megabits per second speeds both upstream and downstream, depending on the quality of the copper line.

     The following chart compares the performance and range for our DSL connectivity services as of December 31, 1999. We provide service at higher connection speeds at the request of a customer.

                                                               DISTANCE
SPEED TO AND FROM CUSTOMER                                   RANGE (FEET)*
--------------------------                                   -------------
144 Kbps...................................................      23,000
256 Kbps...................................................      18,000
384 Kbps...................................................      18,000
512 Kbps...................................................      15,000
768 Kbps...................................................      13,500
1.0 Mbps...................................................      12,000
1.5 Mbps...................................................      12,000
2.3 Mbps...................................................      12,000

-------------------------

* Estimated maximum distance from the customer to the central office.

     UNE T1 Connectivity. In the event a customer is beyond the range of a DSL connection, we provide high-speed connectivity by leasing a UNE T1 from the local telephone company. When providing high-speed connectivity using a UNE T1, there is no distance limitation, provided we have collocated our telecommunications equipment in the central office serving that particular customer.

     The following chart sets forth the products available using a UNE T1 connection as of December 31, 1999.

                                                              DISTANCE
SPEED TO AND FROM CUSTOMER                                      RANGE
--------------------------                                    ---------
384 Kbps....................................................  Unlimited
768 Kbps....................................................  Unlimited
1.0 Mbps....................................................  Unlimited
1.5 Mbps....................................................  Unlimited

     Real Private Networking Services. We offer a host of private networking services under the brand "FireLine RPN." Our real private network service permits a customer to transmit data securely between fixed locations on our network without the data ever reaching or traveling over the public Internet. Our real private network products offer a solution to the networking needs of customers with multiple locations within our service area. Using our real private network service, customers can transport their data across our dedicated ATM backbone without acquiring expensive firewalls or building their own expensive private network. Unlike frame relay networks, FireLine RPN provides guaranteed and less expensive bandwidth between a remote office and the home or origination point of presence. Using FireLine RPN, a customer is able to connect various remote offices to one another through a DSL line without suffering any degradation in transmission speed or quality due to the amount of traffic reaching the originating point of presence.

     The following chart sets forth the products available for FireLine RPN as of December 31, 1999.

REMOTE BANDWIDTH                                     CIRCUIT TYPE
----------------                                    ---------------
144 Kbps..........................................       SDSL
256 Kbps..........................................       SDSL
384 Kpbs..........................................  SDSL and UNE T1
768 Kbps..........................................  SDSL and UNE T1
1.5 Mbps..........................................  SDSL and UNE T1
2.3 Mbps..........................................       SDSL
3.0 Mbps..........................................     2x UNE T1
4.5 Mbps..........................................     3x UNE T1
4.6 Mbps..........................................      2x SDSL
6.0 Mbps..........................................     4x UNE T1
6.9 Mbps..........................................      3x SDSL
9.2 Mbps..........................................      4x SDSL

FUTURE SERVICES

     We believe that there is a great demand for enhanced services from small- and medium-sized businesses. We are currently developing a suite of applications services intended for these customers, including managed firewall service, on-line backup, enhanced Web hosting, video streaming and conferencing and enhanced voice over DSL services. We believe that we will have an advantage in selling and delivering enhanced solutions due to our highly trained direct sales force and technicians.

     We also intend to expand our DSL connectivity service offerings. We are currently developing an ISDN-based DSL offering that will allow us to provide connectivity service at 128 kilobits per second to customers that are otherwise not serviceable due to distance from the central office. We are also developing a line-shared access offering that will allow us to provide connectivity to certain customers at faster speeds and with less cost.

SALES AND MARKETING

     Direct Sales. We generally market our services to businesses through our direct sales force. As of December 31, 1999, we employed 113 salespeople. Our target customer is a small- to medium-sized business with multiple end users and/or multiple locations. We have segmented our current markets into six geographic regions, and we appoint a regional vice president to manage each region. We employ a general manager and a sales team in each of the markets in which we offer our services. We attempt to hire between four and ten knowledgeable salespeople in each market, depending on the number of local businesses, the number of central offices in which we collocate our equipment and the population of a particular market. The sales team is supported by technical personnel who oversee the installation of the customer premises equipment and provide ongoing customer support.

     Salespeople receive salaries supplemented by sales commissions. We also offer incentives to our salespeople to encourage sales of multi-year contracts. We train each of our salespeople and provide them with sales leads, printed marketing materials, advertising, branding, promotions and press announcements. We also engage telemarketers and networking professionals to provide our salespeople with additional leads.

     During the sales cycle, our sales team educates the customer on the advantages of having Internet-based business operations or data transfer through DSL technology and develops a working relationship with the customer. As part of our consultative sales approach, we present marketing information to customers using an interactive sales package.

     Indirect Sales Channels. We are utilizing select authorized agents to sell FireLine DSL and FireLine RPN. These agents have significant contacts, customers and reputations in the networking communities. We compensate our agents comparably with our direct sales force. In the markets where we employ agents, we also intend to employ agent managers to ensure the agents have the resources, training and information necessary to optimize their sales of our services. Any customers identified by our sales agents become BlueStar customers and sign contracts with us.

     Marketing. We have created and implemented a localized marketing strategy. Our brand identification is supported in new markets through the use of external media involving grass roots public relations efforts, print advertising, outdoor advertising and radio campaigns to deliver a strategic marketing message to our target customer. We employ aggressive strategies, including targeted direct mail and regular promotions as well as local event sponsorship to maximize brand awareness and sales penetration on a market-by-market basis.

     We have a co-marketing relationship with Lucent that permits the use of its "red circle" logo and trademarks. We believe that the use of the Lucent logo and trademark provides us with additional credibility as we deploy a new technology and allows us to identify with an established company.

CUSTOMERS

     We generally offer our services to small- and medium-sized businesses. As of December 31, 1999, we provided broadband communications and Internet access service to 406 customers with 665 customers awaiting installation. Approximately 60% of our customers had signed one year contracts and approximately 40% had signed multi-year contracts.

     Businesses with a small number of employees accessing the Internet or transferring limited amounts of data have generally entered into contracts for our 384 kilobits per second service. Small businesses are migrating away from ISDN lines, which have proven to be more costly on a per kilobit basis. Medium-sized businesses often contract for our 768 kilobits per second connection to facilitate data communications, Web site hosting or greater employee productivity and efficiency. Many of these customers have traditionally leased a costly fractional T1 from the local telephone company and incurred additional costs from their Internet service provider.

     We offer a full service solution for the configuration, provisioning, and installation of local access connections at the customer's location. Customers pay a one-time installation charge. The installation charge does not vary according to the number of end-users or amount of usage. The monthly fee includes charges for line, Internet service, e-mail services and any administrative fees associated with registration of Web sites and e-mail addresses.

CUSTOMER SUPPORT

     Installation. We locally manage the installation of our services for each customer. We order connections and loops, install equipment on the customer premises, contract for service, monitor the network, make repairs and provide customer support. Once a sale has been made, our technical personnel visit the customer's location and, in conjunction with the customer, devise a strategy for installing a DSL line.

     Account Consultants. In each region in which we have operations, we have hired account consultants to communicate with customers from the time the sales contract is signed to installation of the DSL modem. We believe that we build stronger customer relationships by remaining in contact with our customers and providing them with up-to-date information regarding the status of their installation. Account consultants allow our direct sales force to spend more time contacting prospects and generating leads for additional sales.

     Operational Support System. We have implemented an operational support system that tracks each step in the sales, provisioning and installation process. This system provides our personnel with up-to-date information regarding the status of each customer's installation. The system also provides specific dates by which steps in the installation process must be completed in order to meet a target installation date.

     Network Operations Center. Once a customer is installed and is functioning, our network operations center in Nashville, Tennessee monitors the network 24 hours a day, seven days a week. We monitor our network from the network operations center to detect and, when feasible, remotely correct a customer's maintenance problems.

     Customer Service Department. In the event we are unable to correct a customer's network problems prior to the customer contacting the customer service center, our customer service representatives communicate customer maintenance problems to our engineers. We provide customers a toll-free telephone number for our customer service department in the event customers have questions regarding their bill. We currently are upgrading our Web site, www.bluestar.net, so that it can process customer service inquiries.

NETWORK ARCHITECTURE AND FEATURES

     Our network contains the following key design features:

     Network Reliability. Our core network is designed to be redundant and fault tolerant. We can monitor our entire network from our network operations center. We provide our customers with service level agreements that guarantee specific levels of network performance. We have found that by offering service level agreements, we are better able to convince businesses to move their mission-critical applications onto our network. Generally, our service level agreements require us to credit a customer's invoice upon a service outage caused by us.

     Scalable Support Systems. We use industry standard, off-the-shelf software to support preordering, ordering, provisioning, billing, network monitoring and trouble management. We have implemented these systems using a distributed client-server systems architecture that operates using a single, integrated database. This approach allows us to grow customer support and network management capabilities as customer demand increases by giving our personnel faster, more accurate access to a fully integrated business information system.

     Network Security. Connection to the public Internet poses security risks for business customers. We are able to use our ATM network to offer our customers private connections that never traverse the public Internet, thereby providing a high level of security.

NETWORK COMPONENTS

     Our network is comprised of local access copper lines leased from local telephone companies, intra-city fiber leased from local telephone companies or competitive telecommunications providers and long-distance backbone fiber leased from long distance carriers. Our network is designed to switch and route traffic within each metropolitan area, keeping local traffic local and only sending non-local traffic over the inter-city network, thereby improving overall network efficiency, increasing reliability and reducing costs. The primary components of our network are customer premise equipment, local access lines, central office collocations, regional switching centers, high-speed intra-city networks, backbone trunk facilities and our network operations center.

    [Chart describes key components of the Company's network architecture.]

     Customer Premise Equipment. As part of our turnkey services, we provide customer premise equipment, which is generally a DSL modem or router. We configure and install the equipment for the customer's computer, local area network or enterprise router and provide any required on-site wiring needed to connect the equipment to the telephone line leased from the local telephone company.

     Local Access Lines. Our local access lines are usually copper lines leased from local telephone companies pursuant to an interconnection agreement. The copper line connects customer premise equipment to our equipment collocated in a central office.

     Central Office Collocations. We secure collocation space within central offices of traditional telephone companies. In our collocation space we install our DSL multiplexing equipment, which we then connect to our DSL-qualified copper lines. Our collocation space is designed to be to the same standards as local telephone companies' own central office space.

     High-Speed Intra-City Network. In each of our target markets, we deploy a dedicated intra-city network. This intra-city network carries data from our central office collocations to our regional switching center, and to our other central office collocations.

     Regional Switching Centers. A regional switching center is a physical point of presence within a metropolitan area where local access traffic is aggregated from our central office collocations over our high-speed intra-city network. Although we generally expect to have one regional switching center in each of our target markets, we may have two or more in larger metropolitan areas. Our regional switching centers house our ATM and frame relay switches in addition to our Internet protocol routers. We also place applications servers in some of the regional switching centers to support network-enabled features and applications. We design our regional switching centers with battery backup power, redundant equipment and active network monitoring.

     Backbone Trunk Facilities. Our backbone trunk facilities interconnect our regional switching centers. Currently, we lease private line circuits from AT&T and MCI WorldCom and use the ATM capabilities of our regional switching center to carry network traffic to the proper destination.

     Internet Peering Points. We interconnect to other Internet service providers to access the public Internet at Internet peering points. We currently have five Internet peering points and expect to add more as we expand into other markets.

     Network Operations Center. We manage our entire network from our network operations center in Nashville, Tennessee. From the network operations center, we monitor our network 24 hours a day, seven days a week and resolve most network and customer service faults.

INTERCONNECTION AGREEMENTS

     Interconnection agreements with traditional telephone companies are critical to our business. Interconnection agreements govern our relationship with the traditional telephone company. Interconnection agreements control:

     - the price paid to lease and the access we have to the telephone company's copper lines or loops;

     - the special conditioning the telephone company provides on certain of these lines to enable the transmission of DSL signals;

     - the price and terms for collocation of our equipment in the telephone company's central offices and for transport facilities;

     - the ability we have to access conduits and other rights of way the telephone company has to construct in its own network facilities; and

     - the operational support systems and interfaces that we can use to place orders and report and monitor the telephone company's response to our requests.

     We have signed interconnection agreements with Ameritech, BellSouth, GTE, Southwestern Bell, Sprint and U S West. These interconnection agreements generally have terms of one to three years. We will need to negotiate interconnection agreements with other telephone companies as we extend our network into other geographic regions.

COMPETITION

     The market for broadband communications and Internet access services for small- and medium-sized businesses is extremely competitive. We face competition on price and quality of service from traditional and new communications companies with longer operating histories, more established customer relationships, greater financial, technical and marketing resources, larger customer bases and greater brand or name recognition than we have. These competitors include:

     - traditional telephone companies;

     - long distance carriers;

     - cable modem service providers;

     - wireless and satellite data service providers;

     - internet service providers; and

     - competitive telecommunications providers.

     Furthermore, the numerous companies that may seek to enter our markets may expose us to severe price competition for our services. Our competitors may also be able to respond more quickly to technological developments and changes in customers' needs. Any of these factors may limit our ability to compete effectively.

GOVERNMENT REGULATION

     The following summary of regulatory developments and legislation describes material telecommunications regulations and legislation directly affecting our industry in general.

     The facilities and services that we obtain from BellSouth and other local telephone companies in order to provide FireLine DSL and FireLine RPN are regulated extensively by the FCC and state telecommunications regulatory agencies. To a lesser extent, the FCC and state telecommunications regulators exercise direct regulatory control over the terms under which we provide our services to the public. Municipalities also regulate limited aspects of our telecommunications business by imposing zoning requirements, permits or right-of-way procedures or fees, among other regulations. The FCC and state regulatory agencies generally have the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable laws, or rules, regulations or policies. Fines or other penalties also may be imposed for such violations.

     We cannot assure you that regulators or third parties would not raise issues regarding our compliance or non-compliance with applicable laws and regulations. We believe that we operate our business in compliance with applicable laws and regulations of the various jurisdictions in which we operate and that we possess the approvals necessary to conduct our current operations.

     Federal Regulation. The Telecommunications Act of 1996 (the "Telecommunications Act") departs significantly from prior legislation in the telecommunications industry by establishing competition as a national policy in all telecommunications markets. The Telecommunications Act removes many state regulatory barriers to competition in telecommunications markets dominated by traditional telephone companies and directs the FCC to preempt, after notice and an opportunity to comment, state and local laws restricting competition in those markets. Among other things, the Telecommunications Act also greatly expands the interconnection requirements applicable to traditional telephone companies. It requires the traditional telephone companies to:

     - provide interconnection at any technically feasible point;

     - provide collocation, which allows competitive telecommunications companies to install and maintain their own network termination equipment in telephone company central offices;

     - unbundle and provide access to components of their service networks to other providers of telecommunications services;

     - establish "wholesale" rates for the services they offer at retail prices to promote resale by competitive telecommunications companies; and

     - provide nondiscriminatory access to telephone poles, ducts, conduits and rights of way.

     Traditional telephone companies also are required by the Telecommunications Act to negotiate interconnection agreements in good faith with carriers requesting any or all of the above arrangements. If a requesting carrier cannot reach an agreement within the prescribed time, either carrier may request binding arbitration by the state telecommunications regulatory agency.

     The FCC and state telecommunications regulators also are instructed by the Telecommunications Act to fulfill certain duties to implement the regulatory policy changes prescribed by the Telecommunications Act. The outcome of various ongoing proceedings to carry out these responsibilities, or judicial appeals of these proceedings, could materially affect our business, operating results and financial condition.

     In July 1997, the United States Court of Appeals for the Eighth Circuit overruled some of the rules initially adopted by the FCC to implement the Telecommunications Act, including rules:

     - requiring traditional telephone companies to combine network elements and make them available for use by competitive telecommunication companies;

     - providing the detailed standard that state telecommunications regulators must use in prescribing the price that traditional telephone companies charge for collocation and for the copper telephone lines and other network elements that competitive telecommunications companies must obtain from traditional telephone companies in order to provide service; and

     - giving competitive telecommunications companies the right to "pick-and-choose" interconnection provisions by requiring that a traditional telephone company enter into interconnection agreements with competitive telecommunications companies that combine provisions from a variety of interconnection agreements between that traditional telephone company and other competitive telecommunications companies.

     The FCC and others appealed this decision to the U.S. Supreme Court. In January 1999, the U.S. Supreme Court reversed much of the Eighth Circuit's decision, finding that the FCC has broad authority to interpret the Telecommunications Act and issue rules for its implementation, including authority to establish the methodology that state telecommunications regulators must use in setting the price that traditional telephone companies charge competitive telecommunications companies for collocation, copper telephone lines and other network elements. The Supreme Court also reversed the Eighth Circuit's holding invalidating the FCC's "pick-and-choose" rule. However, the Supreme Court found that the FCC was not adequately justified under the Telecommunications Act in defining the individual network elements traditional telephone companies must make available to competitive telecommunications companies, and required the FCC to reconsider its delineation of these elements. It sent the matter back to the FCC with instructions to consider further the question of which parts of a traditional telephone company's network must be provided to competitors. The FCC released an order on November 5, 1999 that sought to follow the Supreme Court's instructions in delineating the particular network elements that traditional telephone companies must make available to competitors. The FCC's November decision reaffirms its earlier holding that traditional telephone companies must make available the particular inputs that we need in order to provide our services (including, but not limited to, copper telephone lines, transmission facilities between local telephone company central offices and various back-office support services). In addition, the FCC's November order requires, upon the request of competitive telecommunications companies like us, that traditional telephone companies provide competitive carriers with certain other inputs (such as "subloops" and, in limited cases, packet switching) that may prove useful as we expand our services into new geographic areas, especially into more suburban areas.

     The Supreme Court's determination in its January 1999 order that the FCC, rather than state telecommunications regulators, has jurisdiction to determine pricing methodology also could be helpful to us since the FCC has adopted a pricing standard that appears to be more beneficial to competitive telecommunications companies in some respects than the pricing standards that some state telecommunications regulators have employed. However, it remains unclear whether the particular pricing methodology prescribed by the FCC will be fully implemented because some parties have challenged the lawfulness of that methodology in the U.S. Court of Appeals for the Eighth Circuit. That litigation is still pending.

     In an order released March 31, 1999, the FCC adopted new regulations that are designed to clarify the obligations of a traditional telephone company in providing space inside its central offices to competitors like us so that they can access the telephone company's copper telephone lines and connect those lines to the competitor's electronic equipment located inside that telephone company's central office. Another rule adopted in that order is intended to help ensure that the customers of companies who provide services like our Internet access services do not receive harmful interference from other users of the traditional telephone company network on which the service is provided.

     An FCC order released on December 9, 1999 is designed to make it easier for companies like ours to market high-speed data services like ours to residential customers. Under this "line-sharing" order, traditional telephone companies are required to let a competitor use the same copper telephone line for providing the customer with data service that the telephone company uses for providing the same customer with local telephone service. At present, the traditional telephone companies provide residential customers with local phone service and high-speed Internet access service over a single phone line, but the traditional telephone companies require competitors like us to lease a separate phone line to provide high-speed Internet access to any residential customer when that customer obtains local phone service from the traditional telephone company. The FCC's December 9, 1999 order is designed to make it easier for companies like ours to compete with the traditional telephone companies in the residential high-speed Internet access market by permitting competitors to reduce significantly their costs to serve this market. However, it is not yet clear that the FCC's order will achieve its intended objective since it will take several months before the traditional telephone companies put in place the policies and procedures necessary to implement the order. It also is possible that the order will be appealed to the courts on grounds that the FCC's new line sharing requirements are unlawful. If appealed, we have no way of determining whether the FCC's requirements will be affirmed.

     The FCC made another potentially favorable ruling for competitive carriers in another recent case. That case involved the question of whether a telecommunications service like our Fireline DSL and FireLine RPN that provide high-speed dedicated connection to the Internet is an interstate service or an intrastate service. An interstate service must be provided subject to FCC regulatory controls, whereas an intrastate service must be provided subject to regulatory controls of the telecommunications regulatory agency of the state where the service is offered. In its decision, the FCC held that such services are predominantly interstate from a jurisdictional standpoint and therefore must be provided on terms and conditions set by the FCC rather than state telecommunications regulators. This ruling is potentially advantageous to us because it could reduce the number of telecommunications regulatory agencies that control the terms under which we can provide our primary services. It also is potentially advantageous because FCC regulatory controls in many respects are less burdensome than state regulatory controls. For example, the Telecommunications Act authorizes the FCC to forbear from regulating the terms under which carriers classified as "non-dominant" provide interstate telecommunications service. The FCC has exercised its forbearance authority by issuing rulings that exempt non-dominant domestic carriers like us from obtaining a certificate from the FCC prior to providing any interstate service or from filing a tariff setting forth the terms under which they provide any interstate access service. Because we believe that our services constitute predominantly interstate service, we believe that we may not need a certificate from state telecommunications regulatory agencies to provide them. However, we have generally filed tariffs with state authorities for our high-speed Internet services where requested by those agencies.

     Many of these FCC decisions have been appealed. We do not know how the courts will decide these appeals, but any decision that invalidates one or more of these rules could adversely affect our Internet access business.

     On May 8, 1997, in compliance with the requirements of the Telecommunications Act, the FCC released an order establishing a new federal universal service support fund, which provides support to carriers that provide service to customers in high-cost or low-income areas and to companies that provide telecommunications services for schools and libraries and to rural health care providers. We are required to contribute to the universal service fund and also may be required to contribute to state universal service funds. The new universal service rules are administered jointly by the FCC, the fund administrator, and state regulatory authorities, many of which are still in the process of establishing their administrative rules. We cannot determine the net revenue effect of these regulations at this time.

     On November 2, 1999, the FCC determined that a statute requiring that traditional local telephone companies offer their retail services at a wholesale price to competitors like us does not apply when these traditional telephone companies provide a discounted DSL service directed to Internet service providers. In that case, while competitors may purchase the traditional telephone companies' Internet service provider-directed DSL offering on the same terms as the Internet service providers, the FCC ruled that competitors have no legal right to a wholesale discount off the price paid by Internet service providers. This ruling could adversely affect us if it gives Internet service providers an economic incentive to meet all of their DSL needs by subscribing to the traditional telephone companies' Internet service provider-directed discounted DSL offerings rather than by subscribing to DSL services offered by competitors like us.

     Various traditional telephone companies have requested that the FCC substantially deregulate the retail price it charges for various types of telecommunications services, including high-speed data services. The FCC recently issued a decision in response that establishes a procedure by which traditional telephone companies may apply for certain pricing flexibility. We cannot yet determine the precise extent to which traditional telephone companies will qualify for this pricing flexibility. The ultimate impact of the FCC's order also is uncertain because the order has been appealed to the U.S. Court of Appeals. If the FCC were to substantially eliminate price regulation of the high-speed data services that traditional telephone companies provide in competition with us, our business could be adversely affected.

     The FCC also has proposed to permit traditional telephone companies to provide advanced services like DSL through separate affiliates or subsidiaries on a deregulated basis. This proposal could permit the separate affiliates to provide advanced services free of the requirements relating to interconnection, unbundling, resale and collocation imposed by the Telecommunications Act. Bills have been introduced in Congress that would grant regional Bell operating companies regulatory relief to provide data services in areas where they are currently restricted from doing so.

     State Regulation. While it is clear from the January 1999 Supreme Court decision that the FCC has broad authority to implement provisions in the Telecommunications Act that are intended to open all telecommunications markets to competition, state telecommunications regulators also have substantial authority in this area. For example, although the Supreme Court's decision validated the FCC's jurisdiction to prescribe the methodology traditional telephone companies must use in setting the price of copper telephone wires and other network elements, the FCC has exercised that jurisdiction by adopting a pricing standard and has given state regulators substantial authority to apply that standard in order to determine actual prices. Many states have set only temporary prices for some network elements that are critical to the provision of DSL services because they have not yet completed the regulatory proceedings necessary to determine permanent prices. Other states have begun proceedings to set new permanent prices based on more current data. The results of these proceedings will determine the price we pay for, and whether it is economically attractive for us to use, these network elements and services.

     The Telecommunications Act also gives state telecommunications regulators broad authority to approve or reject interconnection agreements that competitive telecommunications companies enter into with traditional telephone companies and broad authority to resolve disputes that arise under these interconnection agreements. Under the Telecommunications Act, if we request, traditional telephone companies have a statutory duty to negotiate in good faith with us for agreements for interconnection and access to unbundled network elements. A separate agreement is signed for each of the states in which we operate. During these negotiations either the traditional telephone company or we may submit disputes to the state regulatory commissions for mediation and, after the expiration of the statutory negotiation period provided in the Telecommunications Act, we may submit outstanding disputes to the states for arbitration. The Telecommunications Act also allows state regulators to supplement FCC regulations as long as the state regulations are not inconsistent with FCC requirements.

     In addition, FireLine DSL and FireLine RPN may, as to some customers, be classified as intrastate service subject to state regulation. All of the states where we operate, or will operate, require some degree of state regulatory commission approval to provide certain intrastate services. We have obtained non-expiring state authorizations to provide intrastate services from the state regulatory agency in all states where we currently provide our service. We also have obtained non-expiring certificates to provide intrastate service in many of the states where we may provide our services in the future. In most states, intrastate tariffs are also required for various intrastate services, although non-dominant carriers like us are not typically subject to price or rate of return regulation for tariffed intrastate services. In some states, pursuant to state statutes and regulations, regulated telecommunications carriers such as our company may be required to obtain prior approval for certain actions, such as issuing stock, incurring indebtedness, or transferring control of the company holding a state certification. We may be required to obtain approvals in connection with this offering. Actions by state telecommunications regulatory agencies could cause us to incur substantial legal and administrative expenses. It is possible that laws and regulations could be adopted that address other matters that affect our business. We are unable to predict what laws or regulations may be adopted in the future, to what extent existing laws and regulations may be found applicable to our business, or the impact such new or existing laws or regulations may have on our business. In addition, laws or regulations could be adopted in the future that may decrease the growth and expansion of the Internet's use, thereby decreasing demand for our services.

     Local Government Regulation. In certain instances, we may be required to obtain various permits and authorizations, including the payment of certain fees to certain local municipalities, from municipalities in which we operate our own facilities. The extent to which such actions by local governments pose barriers to entry for competitive telecommunications companies that may be preempted by the FCC is the subject of litigation. Although our network consists primarily of unbundled network elements of the traditional telephone companies, in certain instances we may deploy our own facilities and therefore may need to obtain certain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could have a material adverse effect on our business, operating results and financial condition.

INTELLECTUAL PROPERTY

     We regard some aspects of our products and services as proprietary and attempt to protect them with copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

     Further, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. Steps taken by us may not prevent misappropriation or infringement of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources. In addition, we may be sued by others with respect to infringement of their intellectual property rights.

EMPLOYEES

     As of December 31, 1999, we employed 315 employees. We believe that our relationship with our employees is satisfactory. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union or are the subject of a collective bargaining agreement. We have never experienced a work stoppage.

PROPERTIES

     We currently sublease approximately 13,247 square feet in Nashville, Tennessee, which serves as our corporate headquarters. We also lease approximately 15,000 square feet in Nashville, Tennessee, which serves as our network operations center and customer service center. We have executed a lease for approximately 46,000 square feet in a facility located in Franklin, Tennessee, which we expect to be completed in April 2000. We expect to relocate all of our corporate, network operations, customer service and marketing departments to this new facility in May 2000. We lease from 2,500 to 8,000 square feet for our sales offices in almost every market in which we employ our direct sales force.

LEGAL PROCEEDINGS

     We are subject to routine legal and administrative proceedings which arise in the ordinary course of our business, none of which will have a material adverse effect.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth, as of January 31, 1999, the names, ages and positions of our executive officers and directors:

NAME                                       AGE                   POSITION
----                                       ---                   --------
Robert E. Dupuis.........................  45    President, Chief Executive Officer and
                                                   Chairman of the Board
Richard L. Burtner.......................  43    Chief Financial Officer, Treasurer and
                                                   Secretary
W. Clifton Duffey........................  29    Chief Technology Officer
Tye R. Schriever.........................  38    Chief Information Officer
James W. Price...........................  42    Senior Vice President, Sales and
                                                   Marketing
Norton Cutler, Esq.......................  47    Vice President, Regulatory Affairs and
                                                   General Counsel
John W. Gerdelman........................  47    Director
Fredjoseph Goldner.......................  32    Director
Charles J. McMinn........................  48    Director
Richard Shapero..........................  51    Director

     ROBERT E. DUPUIS has served as our President, Chief Executive Officer and as a director since April 1999. Mr. Dupuis was elected Chairman of the Board in December 1999. From August 1998 to April 1999, Mr. Dupuis was an executive on staff with Crosspoint Venture Partners, a venture capital firm with substantial investments in us and in the telecommunications industry. In August 1998, Mr. Dupuis was the President and Chief Executive Officer of Able Telecom, a construction company specializing in telecommunications. From May 1996 to January 1998, Mr. Dupuis served as Chief Executive Officer and President of RMD Americas, a wireless communications company with international operations. From June 1992 through April 1996, Mr. Dupuis served as Vice President and General Manager of Comsat International and as Vice President of Sales and Marketing of Comsat World Systems.

     RICHARD L. BURTNER, one of our founders, has served as our Chief Financial Officer, Treasurer and Secretary since March 1999. From March 1998 to March 1999, Mr. Burtner was self-employed as a consultant specializing in financial management for start-up companies, including serving as our Chief Financial Officer. From April 1997 to March 1998, Mr. Burtner served as the Chief Financial Officer for Medical Information Management Systems, Inc., an information technology and Internet-based medical records software company. From April 1996 to March 1997, Mr. Burtner was the Chief Financial Officer for Biomed International, a start-up healthcare company. From March 1995 to April 1996, Mr. Burtner served as the Vice President of Finance for Dover Elevator Company, a $400 million distribution, construction and service business with approximately 70 branch offices around the United States. Prior to joining Dover, Mr. Burtner served as Chief Financial Officer at Spatco, Inc., a Southeastern regional distribution, service and environmental company, from January 1991 to February 1995. Mr. Burtner spent the first eight years of his career employed by Deloitte Haskins & Sells, now Deloitte & Touche LLP.

     W. CLIFTON DUFFEY has served as our Chief Technology Officer since November 1999. Mr. Duffey joined us in July 1999 as our Vice President of Engineering. From July 1998 to July 1999, Mr. Duffey was a senior network consultant for Ascend Professional Services, the consulting division of Ascend Communications, Inc., a major manufacturer of networking equipment that was recently acquired by Lucent Technologies, Inc. From March 1996 to July 1998, Mr. Duffey was a Senior Manager responsible for government account services with Intermedia Communications, a telecommunications provider. From May 1995 to March 1996, Mr. Duffey worked as a software engineer for Harris Corporation, a defense contractor.

     TYE R. SCHRIEVER has served as our Chief Information Officer since October 1999. From June 1998 to October 1999, Mr. Schriever served as the Vice President of Information Technology responsible for the strategic planning and architecture for Broadwing, Inc., an international telecommunications provider. From October 1995 to June 1998, Mr. Schriever served as the Vice President of Information Technology Planning and Administration and Director of Information Technology Operations and Administration for Sprint PCS, the largest wireless network company in the United States. From November 1993 to October 1995, Mr. Schriever was a manager for Sprint Corporation, a telecommunications provider.

     JAMES W. PRICE has served as our Senior Vice President of Sales and Marketing since November 1999. From July 1996 to October 1999, Mr. Price served as the Regional Vice President (Southeast) for Winstar Communications, a provider of wireless telecommunications services. From October 1994 to July 1996, Mr. Price was a partner with HCTC, a cellular phone company.

     NORTON CUTLER, ESQ. has served as General Counsel and Vice President of Regulatory Affairs since July 1999. From September 1993 to June 1999, Mr. Cutler was an attorney and most recently as an associate general counsel with U S West, an incumbent local exchange carrier covering a 14-state region west of the Mississippi River, where he was responsible for complex civil and regulatory litigation.

     JOHN W. GERDELMAN has served as a director since January 2000. From April 1999 to December 1999, Mr. Gerdelman served as Chief Executive Officer of USA.net, a provider of e-mail services. From September 1994 to April 1999, Mr. Gerdelman served as President of MCI Services, where he developed and implemented MCI's network and infrastructure technology strategy. Mr. Gerdelman serves on the board of directors of Sycamore Networks, a publicly-traded network solutions company, and several privately held companies.

     FREDJOSEPH GOLDNER, one of our founders, has served as a director since September 1998 and had served as our Chief Operating Officer from April 1999 to January 2000. From September 1998 to April 1999, Mr. Goldner served as our President and Chief Executive Officer. From March 1998 to September 1998, Mr. Goldner was Chief Manager of our predecessor limited liability company. From December 1997 until February 1998, Mr. Goldner was employed by KPMG Peat Marwick to develop its electronic commerce and consulting practice. From October 1996 to December 1997, Mr. Goldner was the Director of Internet Operations for Medical Information Management, Inc., an information technology and Internet-based medical records software company. From September 1995 to October 1996, Mr. Goldner developed electronic commerce solutions for B.A. Pargh, Inc., a supplier of office supplies to businesses.

     CHARLES J. MCMINN has served as a director since January 2000. Mr. McMinn has over 22 years of experience in creating, financing, operating and advising technology companies. Mr. McMinn is currently the Chairman of the Board of Directors, Chief Executive Officer and founder of Certive Corporation, a provider of out-sourced services to small businesses. He was a founder of Covad Communications Group, a publicly traded national provider of DSL services. From July 1998 to

October 1999, he served as Chairman of the Board of Directors of Covad and served as Covad's President, Chief Executive Officer and a member of its board of directors from October 1996 to July 1998. From July 1995 to October 1996, and from August 1993 to June 1994, Mr. McMinn managed his own consulting firm, Cefac Consulting, which focused on strategic development for information technology and communications businesses. Mr. McMinn was the product manager for the 8086 microprocessor at Intel.

     RICHARD SHAPERO has served as a member of our board of directors since March 1999. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Senior Director of Marketing at AST, and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Sagent Technology, Inc., Covad Communications Group, Inc. and several privately held companies.

CLASSIFIED BOARD OF DIRECTORS

     At the first annual meeting of stockholders following the closing of our initial public offering, our board of directors will be divided into three classes, as nearly equal in size as is practicable, to serve staggered three-year terms:

     - Class I, whose term will expire at the annual meeting of stockholders to be held in 2002;

     - Class II, whose term will expire at the annual meeting of stockholders to be held in 2003; and

     - Class III, whose term will expire at the annual meeting of stockholders to be held in 2004.

Upon expiration of the term of a class of directors, the directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Each director's term is subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee.

     Audit Committee. The audit committee reports to the board of directors with regard to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. The members of the audit committee are Messrs. McMinn, Gerdelman and Shapero.

     Compensation Committee. The compensation committee reviews and makes recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our directors, executive officers and certain other employees. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. The compensation committee also administers our stock option and stock purchase plans. The members of the compensation committee are Messrs. McMinn and Shapero.

DIRECTOR COMPENSATION

     Directors do not receive compensation for services provided as a director. All directors are reimbursed for their out-of-pocket expenses in serving on our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Our compensation committee currently consists of Messrs. McMinn and Shapero, neither of whom currently serves or has previously served as an officer or employee of our company. During the past year, the full board of directors performed the functions generally performed by the compensation committee of the board.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of our directors to us or our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. We also maintain directors' and officers' liability insurance and enter into indemnification agreements with all of our directors and executive officers.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table provides the total compensation paid during 1999 to our chief executive officers and our other executive officers whose compensation (salary and bonus) exceeded $100,000. Mr. Goldner served as our chief executive officer until April 13, 1999.

                                                                                    LONG TERM
                                                            ANNUAL COMPENSATION    COMPENSATION
                                                            --------------------   ------------      ALL
                                                                                    SECURITIES      OTHER
                                                                                    UNDERLYING     COMPEN-
NAME AND PRINCIPAL POSITION(S)                       YEAR   SALARY($)   BONUS($)    OPTIONS(#)    SATION($)
------------------------------                       ----   ---------   --------   ------------   ---------
Robert E. Dupuis...................................  1999    178,000      --        1,980,000      83,717(1)
  President and Chief
  Executive Officer
Fredjoseph Goldner.................................  1999    104,618      --               --          --
  Chief Operating Officer
Richard L. Burtner.................................  1999    121,861      --               --          --
  Chief Financial Officer,
  Secretary and Treasurer

-------------------------

(1) Includes $83,717 for relocation expenses.

  OPTION GRANTS IN 1999

     The exercise prices represent our board's estimate of the fair market value of the common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, recent transactions and the market for comparable stocks.

     The amount shown as potential realizable value represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10%
assumed annual rate of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. The potential realizable value is calculated based on the ten-year term of the option at its time of grant. It is calculated based on the assumption that our initial public offering
price of $          per share appreciates at the indicated annual rate
compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The amounts reflected in the table may not necessarily be achieved.

     We granted these options under our 1999 Stock Option Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. Except as otherwise noted, these options are immediately exercisable, but we have the right to repurchase, at the exercise price, any shares that have not vested at the time the optionee terminates employment with us. The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 6,500,265 shares of common stock granted during 1999. The following table sets forth information concerning the individual grants of stock options to each of our named executive officers in 1999.

                                                                                                 POTENTIAL REALIZABLE VALUE
                                                     INDIVIDUAL GRANTS                            OF ASSUMED ANNUAL RATES
                              ---------------------------------------------------------------          OF STOCK PRICE
                                                     PERCENT OF TOTAL   EXERCISE                        APPRECIATION
                              NUMBER OF SECURITIES   OPTIONS GRANTED     PRICE                        FOR OPTION TERM
                               UNDERLYING OPTIONS      TO EMPLOYEES       PER      EXPIRATION    --------------------------
NAME                             GRANTED(1)(#)           IN 1999        SHARE($)      DATE           5%             10%
----                          --------------------   ----------------   --------   ----------    -----------    -----------
Robert Dupuis(1)............       1,980,000               30.5          $0.049     04/13/09      $              $
Fredjoseph Goldner..........              --                 --              --           --             --             --
Richard Burtner.............              --                 --              --           --             --             --

-------------------------
(1) These options are fully exercisable but if Mr. Dupuis leaves us before all of his option shares vest, we have the right to repurchase, at the exercise price, any shares that have not vested. These options vested as to 12.5% on October 13, 1999 and vest as to the remaining 87.5% in equal monthly installments over the following 42 months.

  FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1999 with respect to each of our executive officers named in the Summary Compensation Table. We have never granted any stock appreciation rights. There was no public trading market for our common stock as of December 31, 1999. Accordingly we have based the value of the unexercised in-the-money options at December 31, 1999 on an assumed initial
public offering price of $          per share, less the applicable exercise
price per share, multiplied by the number of shares underlying the option. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

                                        VALUE REALIZED       NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                            NUMBER      (MARKET PRICE       UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                           OF SHARES     AT EXERCISE     OPTIONS AT DECEMBER 31, 1999         DECEMBER 31, 1999
                          ACQUIRED ON   LESS EXERCISE    ----------------------------    ---------------------------
NAME                       EXERCISE         PRICE)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                      -----------   --------------   -----------    -------------    -----------   -------------
Robert Dupuis(1)........    75,000                        1,905,000            --
Fredjoseph Goldner......        --             --                --            --               --              --
Richard Burtner.........        --             --                --            --               --              --

-------------------------
(1) As of December 31, 1999, Mr. Dupuis' options were exercisable as to all 1,905,000 shares, 282,500 of which were vested and 1,622,500 of which were unvested. If Mr. Dupuis leaves us before all of his option shares vest, we have the right to repurchase the unvested option shares at the exercise price paid per share.

1999 STOCK OPTION PLAN

     As of March 17, 1999, we had reserved 3,259,500 shares of common stock for issuance pursuant to our 1999 Stock Option Plan, which has been approved by our board of directors and stockholders. The 1999 Stock Option Plan provided for the granting to employees and officers of qualified "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, and for the granting to employees, officers and directors and consultants of nonqualified stock options. The employee stock option pool was increased by 4,356,000 options on October 26, 1999, and an updated 1999 Stock Option Plan was approved. The 1999 Stock Option Plan is administered by our board of directors. Options granted generally vest at a rate of 25% of the shares at the end of the first year of employment and 2.0883% of the shares at the end of each month thereafter, provided the individual remains and employee, and generally expire ten years from the date of grant.

     As of December 31, 1999, options to purchase an aggregate of 6,494,450 shares of common stock had been granted, net of cancellations, and 922,735 shares of common stock remained available for future grants. Since the adoption of the 1999 Stock Option Plan on March 17, 1999, 78,315 non-qualified options and 75,000 incentive stock options to purchase common stock have been exercised.

     The exercise price of incentive stock options granted under the 1999 Stock Plan must be at least equal to the fair value of our common stock on the date of grant. The exercise price of options to an optionee who owns more than 10% of our outstanding voting securities must equal at least 110% of the fair value of the common stock on the date of grant, and the option term shall not exceed ten years measured from the option grant date.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     None of our employees are subject to any employment agreements. All of our employees serve at the discretion of the board of directors.

     Mr. Burtner is a party to a Stock Restriction and Special Payment Agreement entered into on March 17, 1999. Under the terms of this agreement, Mr. Burtner was required to place in escrow 65% of his common stock holdings. On the last day of each month on which he is employed beginning in April 1999, he has been and is entitled to receive 2.0883% of his common stock holdings from escrow. In the event Mr. Burtner is terminated without cause (as defined in the agreements), then he is entitled to receive from escrow a number of shares equal to 25% of the shares remaining in escrow. We must repurchase the shares remaining in escrow at a price of $0.049 per share. While the shares are held in escrow, Mr. Burtner retains the voting rights associated with his shares of common stock held in escrow. The escrow agent for the escrowed shares is our corporate secretary. Mr. Burtner is and has been our corporate secretary since these agreements were executed. Mr. Burtner is entitled to receive 50% of his escrowed shares upon a change in control.

     We have an arrangement with Mr. Dupuis governing the vesting of his stock options upon a change in control. The agreement provides that 50% of Mr. Dupuis's unvested options shall become exercisable upon a change in control. In the event Mr. Dupuis involuntarily loses his job within six months following a change in control, the remaining balance of his unvested options become vested.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PRIVATE PLACEMENTS OF EQUITY

     Common Stock. In connection with our founding, we issued 4,927,500 membership units of BlueStar Communications, LLC to each of Fredjoseph Goldner and Scott Kozicki in exchange for their contribution of services and 420,000 membership units to Richard Burtner in exchange for his services. These membership units were subsequently converted into shares of our common stock.

     On December 18, 1998, we issued 187,281 shares of common stock to Mr. Burtner upon his achievement of milestones established by our directors and set forth in his consulting agreement. In March 1999, we issued an additional 1,390,017 shares of common stock to Mr. Burtner primarily upon his becoming a full-time employee.

     Series A Preferred Stock. In March 1999, we issued a total of 12,345,003 shares of Series A preferred stock for aggregate consideration of approximately $6.0 million. Of the 12,345,003 shares, we sold the following number of shares to a 5% stockholder and entities affiliated with our officers:

     - 11,020,410 shares of Series A preferred stock to affiliates of Crosspoint Venture Partners; and

     - 100,104 shares of Series A preferred stock to the Profit Sharing (Keogh) Plan of Richard Burtner, Tim Burtner, the brother of Richard Burtner and Dr. Fred Goldner, the father of Fredjoseph Goldner.

     Series B Preferred Stock. In August 1999, we issued a total of 8,177,040 shares of Series B preferred stock for an aggregate consideration of approximately $31.1 million. Of the 8,177,040 shares, we sold the following number of shares to our 5% stockholders:

     - 3,943,914 shares of Series B preferred stock to affiliates of Crosspoint Venture Partners; and

     - 2,629,272 shares of Series B preferred stock to Grammercy BlueStar, L.P.

     At the time this Series B preferred stock financing was negotiated and consummated, Mr. Shapero, a partner of Crosspoint Venture Partners, served on our board of directors pursuant to a voting agreement among the Series A preferred stock purchasers, our founders and us.

     Registration Rights. We have granted the investors in our preferred stock rights to require us to register or include their shares in a registered offering of our securities. Please see "Description of Capital
Stock -- Registration Rights" for a description of these registration rights.

STOCK RESTRICTION AND SPECIAL PAYMENT AGREEMENTS

     Messrs. Burtner, Goldner and Kozicki are parties to stock restriction and special payment agreements entered into on March 17, 1999. Under the terms of these agreements, Messrs. Burtner, Goldner and Kozicki were required to place in escrow 65% of their common stock holdings. Messrs. Burtner, Goldner and Kozicki are entitled to receive approximately two percent of their respective escrowed shares per month beginning in April 1999. In the event of their termination without cause, they are entitled to receive from escrow the number of shares that would have vested if they had remained with us for 12 additional months. We may then repurchase the shares remaining in escrow at a price of $0.049 per share.

     On September 7, 1999, Mr. Kozicki left our employ. Before his departure, Mr. Kozicki served as Chief Technology Officer. Under the terms of his stock restriction and special payments agreement, Mr. Kozicki retained ownership of 2,864,787 shares of our common stock, and we repurchased

2,020,971 shares from him at a cost of $0.049 per share. We also are required to pay Mr. Kozicki's salary until March 1999. We also agreed to pay the cost of Mr. Kozicki's health insurance premiums for a maximum period of 18 months, to indemnify him for claims arising from his activities as an officer of BlueStar, and to release him from any claims we might have against him. This transaction was unanimously approved by our board of directors.

     On January 7, 2000, Mr. Goldner left our employ. Mr. Goldner was one of our founders and served as Chief Operating Officer immediately prior to leaving the company. Under the terms of a stock restriction and special payments agreement we entered into with Mr. Goldner, Mr. Goldner retained ownership of 3,142,565 shares of our common stock and we repurchased 1,784,935 shares from him at a cost of $0.049 per share. We also are required to pay Mr. Goldner's salary and health insurance premiums until January 2001. We also agreed to indemnify him for claims arising from his activities as an officer of BlueStar, and to release him from any claims we might have against him. This transaction was approved by a majority of the non-interested members of our board of directors. Mr. Goldner remains a member of our board of directors.

     Buyback of Certain Shares. In December 1998, we repurchased from Mr. Kozicki 41,688 shares of our common stock held by him in exchange for a payment by us of $13,896 to cover expenses incurred by Mr. Kozicki in connection with his purchase of telecommunications equipment he contributed to us. We also repurchased shares owned by Messrs. Goldner and Kozicki in connection with their departure from the company as required by stock restriction and special payments agreements we entered into with each of Messrs. Goldner and Kozicki.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999, as adjusted to reflect the sale of common stock offered by us in the offering for:

     - each person known by us to beneficially own more than 5% of our common stock;

     - each executive director named in the Summary Compensation Table on page
       47;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The numbers of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable within 60 days of this offering. The percentage of beneficial ownership before the offering is based on 32,234,943 shares, consisting of 11,712,900 shares of common stock outstanding as of December 31, 1999, and 20,522,043 shares issuable upon the conversion of the Series A preferred stock and Series B preferred stock. Percentage of beneficial ownership after the
offering is based on          shares, including the 318,471 shares of common
stock issued upon conversion of the Series C preferred stock and
the          shares to be sold in this offering. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters' over-allotment option.

                                                                                PERCENTAGE OF
                                                                                COMMON STOCK
                                                                             BENEFICIALLY OWNED
                                                                             -------------------
                                                              SHARES          BEFORE     AFTER
NAME OF BENEFICIAL OWNER                                BENEFICIALLY OWNED   OFFERING   OFFERING
------------------------                                ------------------   --------   --------
Executive Officers and Directors:
Robert E. Dupuis......................................       1,980,000          5.8%
Richard L. Burtner....................................       2,019,798          6.2
W. Clifton Duffey.....................................         300,000         *
Tye R. Schriever......................................         150,000         *
Norton Cutler, Esq....................................         300,000         *
James W. Price........................................         300,000         *
Richard Shapero.......................................      14,964,324         46.4
Fredjoseph Goldner....................................       4,927,500         15.3
Charles McMinn........................................              --           --
John W. Gerdelman.....................................              --           --
All directors and executive officers as a group (10
  persons)............................................      24,941,622         70.9
Other 5% Stockholders:
Crosspoint Venture Partners...........................      14,964,324         46.4%
Grammercy BlueStar, L.P. .............................       2,629,272          8.2
Scott E. Kozicki......................................       2,864,787          8.9

-------------------------

* Indicates beneficial ownership of less than one percent of the total outstanding common stock.

     Executive Officers and Directors. Additional information regarding the beneficial ownership of shares held by our executive officers and directors is contained below. Except as indicated below, the address for each executive officer and directors is 414 Union Street, Suite 900, Nashville, Tennessee 37219.

     - Robert E. Dupuis. Includes 1,905,000 shares issued upon exercise of immediately exercisable stock options.

     - Richard L. Burtner. Includes 730,262 shares that are subject to our right to repurchase them if Mr. Burtner's services are terminated prior to vesting, 40,000 shares owned by Mr. Burtner's spouse and 22,500 shares held in Mr. Burtner's profit sharing (Keough) plan. Of Mr. Burtner's 2,019,798 beneficially owned shares, 1,054,823 shares are unvested. Includes 90,000 shares, of which Mr. Burtner disclaims beneficial ownership, held in irrevocable trusts for his children.

     - W. Clifton Duffey. Includes 300,000 shares issuable upon exercise of immediately exercisable stock options.

     - Tye R. Schriever. Includes 150,000 shares issuable upon exercise of immediately exercisable stock options.

     - Norton Cutler. Includes 300,000 shares issuable upon exercise of immediately exercisable stock options.

     - James W. Price. Includes 300,000 shares issuable upon exercise of immediately exercisable stock options.

     - Richard Shapero. All shares indicated as owned by Mr. Shapero are included due to his affiliation with funds affiliated with Crosspoint Venture Partners. Mr. Shapero's address is c/o Crosspoint Venture Partners, The Pioneer Hotel, 2925 Woodside Road, Woodside, California 94062.

     - Fredjoseph Goldner. Excludes 12,987 shares, of which Mr. Goldner disclaims beneficial ownership, held in irrevocable trusts for his child. Includes 1,784,935 shares that we repurchased from Mr. Goldner in January 2000.

     - Charles J. McMinn.  Excludes 318,471 shares of our Series C preferred
       stock purchased on January 28, 2000.                .

     Other 5% Stockholders. Information regarding the beneficial ownership of 5% or more of our stock is set forth below:

     - Crosspoint Venture Partners. Includes (a) 12,571,683 shares held by Crosspoint Venture Partners 1997; (b) 1,078,005 shares held by Crosspoint Venture Partners LS 1997; and (c) 1,314,636 shares held by Crosspoint Venture Partners LS 1999. These partnerships may be deemed to beneficially own each other's shares because the general partners of each partnership are affiliated. Each partnership, however, disclaims beneficial ownership of each others' shares. The address of the investment funds affiliated with Crosspoint Venture Partners is The Pioneer Hotel, 2925 Woodside Road, Woodside, California 94062.

     - Scott Kozicki Mr. Kozicki's address is 409 Pebble Creek, Antioch, Tennessee 37013.

     - Grammercy BlueStar, L.P. The address of Grammercy BlueStar, L.P. is 712 5th Avenue, 43rd Floor, New York, New York 10019.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. The rights and preferences of the authorized preferred stock may be designated from time to time by our board of directors. The following summary is qualified by reference to our certificate of incorporation which will become effective upon consummation of this offering and our bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     As of December 31, 1999, there were 11,712,900 shares of common stock outstanding that were held of record by 24 stockholders. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities issued by us. There are no redemption of sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     As of December 31, 1999, there were 20,522,043 shares of preferred stock outstanding. Upon the closing of this offering, all outstanding shares of preferred stock outstanding as of December 31, 1999 will automatically convert into 20,522,043 shares of common stock. On January 28, 2000, we issued 318,471 shares of Series C Preferred Stock that will automatically convert into 318,471 shares of common stock upon closing of this offering. Our board of directors will have the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions of the authorized preferred stock and to issue shares of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.

WARRANTS

     In connection with the funding of a $1,000,000 working capital line of credit from Ascend Communications, Inc. (now a part of Lucent Technologies, Inc.) in August 1998 and February 1999, we issued warrants to purchase up to 300,000 shares of our common stock with an exercise price of $0.33 per share. These warrants are exercisable currently. These warrants automatically convert to shares of our common stock if not exercised by August 8, 2008.

     In July 1999, in connection with services provided to us, we agreed to issue to Boyle Consolidated Communications, LLC, a warrant to purchase 60,000 shares of common stock with an exercise price of $1.67 per share. This warrant is immediately exercisable, subject to certain repurchase rights, and expires on the earlier of July 28, 2004 or a breach of our telecommunications access agreement with Boyle.

REGISTRATION RIGHTS

     According to the terms of a registration rights agreement, beginning 180 days after the closing of this offering, some of our stockholders who will hold
in the aggregate          shares of common stock, may require us to file a
registration statement under the Securities Act of 1933 with respect to the resale of their shares. To demand such registration, investors holding an aggregate of at least shares must request that the registration statement
register the resale of at least          shares. We are not required to effect
more than two demand registrations in any twelve-month period.

     Additionally, the holders of 20,840,514 shares will have piggyback registration rights with respect to the future registration of our shares of common stock under the Securities Act. If we propose to register any shares of common stock under the Securities Act, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in the registration.

     At any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, holders of demand registration rights may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of common stock.

     These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations under the registration rights agreement, except underwriting discounts and commissions. The registration rights agreement also contains our commitment to indemnify the holders of registration rights for losses they incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.

ANTI-TAKEOVER EFFECTS

     Provisions of Delaware law, our certificate of incorporation, our bylaws and certain contracts to which we are a party, could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of BlueStar. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of BlueStar.

     Delaware anti-takeover statute.  We are subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

     - prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

     In addition, provisions of our certificate of incorporation and bylaws which will take effect upon the closing of this offering may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions:

     Classified board of directors. Our certificate of incorporation will provide that at the first annual meeting following the closing of our initial public offering, our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

     Stockholder action; special meeting of stockholders. Our certificate of incorporation will eliminate the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors.

     Advance notice requirements for stockholders proposals and directors nominations. Our bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date we released the notice of annual meeting to stockholders in connection with the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder, in order to be timely, must be received a reasonable time before we release the notice of annual meeting to stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

     Supermajority vote provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation will impose supermajority voting requirements in connection with the amendment of certain provisions of our certificate of incorporation, including the provisions relating to the classified board of directors and action by written consent of stockholders.

     Indemnification. We will indemnify our directors and officers to the fullest extent permitted by Delaware law. We intend to enter into indemnity agreements with all of our directors and officers and to purchase directors' and officers' liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties where permitted under Delaware law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is           .

NASDAQ NATIONAL MARKET LISTING

     We have applied to list our stock on The Nasdaq National Market under the trading symbol "BLST".

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect any shares will be available for sale for 180 days after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

     Upon the closing of this offering, we will have outstanding an aggregate
of          shares of our common stock, based upon the number of shares outstanding at December 31, 1999 and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless they are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares will be eligible for sale in the public market as follows:

NUMBER OF SHARES                                          DATE
----------------                                          ----
             ..........................  After the date of this prospectus, freely tradeable shares sold in this
                                         offering and shares saleable under Rule
                                         144(k) that are not subject to the
                                         180-day lock-up.
             ..........................  After 180 days from the date of this prospectus, the 180-day lock-up is
                                         released and these shares are eligible
                                         for sale on the public markets under
                                         Rule 144 (subject, in some cases, to
                                         volume limitations), Rule 144(k) or
                                         Rule 701.
             ..........................  After 180 days from the date of this prospectus, restricted securities that
                                         are held for less than one year and are
                                         not eligible for sale on the public
                                         markets under Rule 144. However,   of
                                         these shares will become eligible for
                                         sale on the public markets within days
                                         after the expiration of the lock-up.

     Lock-up agreements. All of our directors and officers and substantially all of our stockholders and option holders have signed or are otherwise subject to lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers or dispositions can be made sooner: (a) with the prior written consent of Credit Suisse First Boston Corporation, in the case of certain transfers to affiliates who sign identical lock-up agreements or (b) if the transfer is a bona fide gift and the donee signs an identical lock-up agreement.

     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal
approximately          shares
immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the closing of this offering.

     Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

     Registration rights. After this offering, the holders of shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See "Description of Capital Stock--Registration Rights." After any such registration of these shares, such shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline.

     Stock plans.  After this offering, we intend to file one or more Form S-8
registration statements under the Securities Act covering          shares of
common stock issued or reserved for issuance under our 1999 Stock Incentive Plan. We expect these registration statements to become effective as soon as practicable after the effective date of this offering.

     As of December 31, 1999, options to purchase 6,494,450 shares of our common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

GENERAL

     This section summarizes the material U.S. federal tax consequences to holders of common stock that are "non-U.S. holders." In general, you are a non-U.S. holder if you are:

     - an individual that is a nonresident alien of the U.S.;

     - a corporation organized or created under non-U.S. law;

     - an estate that is not taxable in the U.S. on its worldwide income; or

     - a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

     If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

     This discussion does not address all aspects of U.S. federal taxation, and in particular is limited in the following ways:

     - The discussion only covers you if you hold your common stock as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

     - The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of the common stock.

     - The discussion is based on current law. Changes in the law may change the tax treatment of the common stock.

     - The discussion does not cover state, local or foreign law.

     - We have not requested a ruling from the IRS on the tax consequences of owning the common stock. As a result, the IRS could disagree with portions of this discussion.

     IF YOU ARE CONSIDERING BUYING COMMON STOCK, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF HOLDING THE COMMON STOCK IN YOUR PARTICULAR SITUATION.

DISTRIBUTIONS

     Distributions paid on the shares of common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to you generally will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty, unless you receive the dividends in connection with a trade or business you conduct in the United States. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to your qualification for the reduced rate.

     Currently, withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, withholding on distributions made after December 31, 2000, may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate of our accumulated and current earnings and profits.

     In order to claim an exemption from withholding on the ground that the dividends are effectively connected with a U.S. trade or business, you must provide to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying your exemption. However, dividends exempt from U.S. withholding because they are effectively connected generally are subject to U.S. federal income tax on a net income basis at the regular graduated tax rates. These rules might be altered by an applicable tax treaty. If you are a corporation, any effectively connected dividends received by you may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

     Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

     For dividends paid after December 31, 2000, you generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at the 30% or reduced tax treaty rate, as described above, unless you comply with certain IRS certification or documentary evidence procedures. Certain changes to these rules apply to dividend payments made after December 31, 2000 to certain non-U.S. holders or foreign intermediaries. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in common stock.

     You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax on a sale or other disposition of the common stock unless one of the following apply:

     - If the gain is effectively connected with a trade or business you conduct in the United States you will, unless an applicable treaty provides otherwise, be taxed on your net gain on the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate.

     - If you are an individual and are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, you will be subject to a flat 30% tax on your gain from the sale, which may be offset by certain U.S. capital losses.

     - If we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held the common stock, and certain other conditions apply, you may be taxed in the U.S. on your gain from a sale of the common stock pursuant to the effectively connected rules described above. We believe that we never have been, are not currently and are not likely in the future to become a U.S. real property holding corporation for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

     If you are an individual, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS the amount of dividends paid to you and the tax withheld with respect to the dividends. These requirements apply even if withholding was not required on payments to you. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in your country of residence.

     Backup withholding tax generally may be imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-U.S. holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment to you by or through a foreign office of a foreign broker of the proceeds of a sale of common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to such a payment if the broker:

     - is a U.S. person;

     - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

     - is a "controlled foreign corporation" as defined in the Code; or

     - is a foreign partnership with certain U.S. connections (for payments made after December 31, 2000).

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that you are a non-U.S. holder and certain conditions are met or you otherwise establish an exemption.

     Payment of the proceeds of a sale of common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you certify to the payor in the manner required as to your non-U.S. status under penalties of perjury or otherwise establish an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against your U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND ANY APPLICABLE INCOME OR ESTATE TAX TREATIES.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of our common stock:

                                                               Number
                        Underwriters                          of shares
                        ------------                          ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
J.P. Morgan Securities Inc..................................

          Total.............................................
                                                               -------
                                                               =======

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to        additional shares of our common stock at the initial
public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $          per share. The
underwriters and selling group members may allow a discount of $          per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                          Per Share                           Total
                               -------------------------------   -------------------------------
                                  Without            With           Without            With
                               Over-allotment   Over-allotment   Over-allotment   Over-allotment
                               --------------   --------------   --------------   --------------
Underwriting Discounts and
Commissions paid by us.......  $                $                $                $
Expenses payable by us.......  $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price, up to          shares of the common stock for some of our vendors,
customers and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments the underwriters may be required to make in that respect.

     We have applied to have our common stock listed on The Nasdaq National Market under the symbol "BLST".

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives, and does not reflect the market price for our common stock that may prevail following this offering. The principal factors to be considered in determining the public offering price will include:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     We can offer no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

     - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i)such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada, and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Brobeck, Phleger & Harrison LLP, Austin, Texas, will pass upon the validity of the issuance of the shares of common stock offered hereby for us. Cravath, Swaine & Moore, New York, New York, has represented the underwriters in this offering.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1998 and 1999, and for the period from inception (March 7, 1997) through December 31, 1997 and for the years ended December 31, 1998 and December 31, 1999 included in this prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement and the exhibits thereto. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form S-1.

     You may read and copy any contract, agreement or other document referred to in this prospectus and any portion of our registration statement or any other information from our filings at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you without charge at the Securities and Exchange Commission's Web site, http://www.sec.gov.

     As a result of this offering, we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file and furnish to our stockholders annual reports containing unaudited financial data for the first three quarters of each fiscal year, proxy statements and other information with the Securities and Exchange Commission.

     You may read and copy any reports, statements or other information on file at the public reference rooms or at the Securities and Exchange Commission's Web site referred to above. You can also request copies of these documents, for a copying fee, by writing to the Commission.

                      BLUESTAR COMMUNICATIONS GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  December 31, 1999.........................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998 and 1999................................  F-4
Consolidated Statements of Stockholders' Equity for the
  period from inception (March 7, 1997) through December 31,
  1997 and for the years ended December 31, 1998 and 1999...  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998 and 1999................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BlueStar Communications Group, Inc.

     We have audited the accompanying consolidated balance sheets of BlueStar Communications Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (March 7, 1997) through December 31, 1997 and for each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BlueStar Communications Group, Inc. and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for the period from inception (March 7, 1997) through December 31, 1997 and for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                  ARTHUR ANDERSEN LLP

Nashville, Tennessee
January 14, 2000, except for Note 12,
as to which the date is January 28, 2000

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets
                           December 31, 1998 and 1999

                                                                1998          1999
                                                              ---------   ------------
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 501,611   $ 12,901,707
  Accounts receivable.......................................      1,142        140,115
  Inventories...............................................         --        108,051
  Prepaid expenses and other current assets.................      6,531        325,643
                                                              ---------   ------------
     Total current assets...................................    509,284     13,475,516
                                                              ---------   ------------
Property and equipment, net.................................    142,712      5,017,500
Collocation fees, net.......................................     19,250      7,445,674
Other assets................................................         --        567,677
                                                              ---------   ------------
     Total assets...........................................  $ 671,246   $ 26,506,367
                                                              =========   ============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable..........................................  $  30,978   $  2,360,369
  Accrued liabilities.......................................    169,316      4,645,776
  Note payable..............................................         --        541,526
  Current portion of long-term debt.........................    155,000        320,922
                                                              ---------   ------------
     Total current liabilities..............................    355,294      7,868,593
                                                              ---------   ------------
Long-term debt, net of current portion......................    345,000        503,174
                                                              ---------   ------------
     Total liabilities......................................    700,294      8,371,767
Commitments and Contingencies:
Redeemable Convertible Preferred Stock, $.01 par value;
  25,000,000 shares authorized
  Series A 12,345,003 shares outstanding....................         --      5,936,688
  Series B 8,177,040 shares outstanding.....................         --     31,080,009
Stockholders' Deficit:
Common stock, $.0025 and $.01 par value at December 31, 1998 and 1999, respectively; 50,000,000 and 60,000,000 shares
  authorized at December 31, 1998 and 1999, respectively;
  12,145,593 and 11,712,900 shares issued and outstanding at
  December 31, 1998 and 1999, respectively..................     30,364        117,128
Additional paid-in capital..................................    421,463        417,025
Deferred compensation.......................................         --        (51,687)
Accumulated deficit.........................................   (480,875)   (19,364,563)
                                                              ---------   ------------
     Total stockholders' deficit............................    (29,048)   (18,882,097)
                                                              ---------   ------------
     Total liabilities, redeemable convertible preferred
      stock and stockholders' deficit.......................  $ 671,246   $ 26,506,367
                                                              =========   ============

The accompanying notes are an integral part of these consolidated financial statements.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations
                 For the Years Ended December 31, 1998 and 1999

                                                                  1998           1999
                                                              ------------   ------------
Revenues....................................................  $     12,101   $    771,109
Operating Expenses:
  Network and product costs.................................       199,973      8,082,759
  Selling and marketing.....................................        75,572      4,809,590
  General and administrative................................       426,250      6,961,370
  Depreciation and amortization.............................        28,402        263,972
                                                              ------------   ------------
     Total operating expenses...............................       730,197     20,117,691
                                                              ------------   ------------
Loss From Operations........................................      (718,096)   (19,346,582)
Interest Income (Expense):
  Interest income...........................................        14,633        607,200
  Interest expense..........................................       (14,166)       (65,486)
                                                              ------------   ------------
     Net interest income....................................           467        541,714
                                                              ------------   ------------
Net loss....................................................  $   (717,629)  $(18,804,868)
                                                              ============   ============
Net loss per common share, basic and diluted................  $      (0.07)  $      (2.10)
                                                              ============   ============
Weighted average number of common shares outstanding........    10,154,010      8,953,153
                                                              ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

    For the Period From Inception (March 7, 1997) Through December 31, 1997
               And for the Years Ended December 31, 1998 and 1999

                                      COMMON STOCK        ADDITIONAL
                                  ---------------------    PAID-IN       DEFERRED      MEMBER     ACCUMULATED
                                    SHARES      AMOUNT     CAPITAL     COMPENSATION    CAPITAL      DEFICIT         TOTAL
                                  ----------   --------   ----------   ------------   ---------   ------------   ------------
Balance at March 7, 1997 (date
of inception)...................          --   $     --   $      --      $     --     $      --   $        --    $         --
  Member contributions..........          --         --          --            --       100,808            --         100,808
  Net income (loss) of LLC......          --         --          --            --            --            --              --
                                  ----------   --------   ---------      --------     ---------   ------------   ------------
Balance at December 31, 1997....          --         --          --            --       100,808            --         100,808
                                  ----------   --------   ---------      --------     ---------   ------------   ------------
  Member contributions..........          --         --          --            --        20,314            --          20,314
  Net loss of LLC...............          --         --          --            --            --      (236,754)       (236,754)
  Issuance of common stock and
    reorganization from LLC to
    Corporation.................   9,855,000     24,637    (140,269)           --      (121,122)      236,754              --
  Common stock issued...........   2,332,281      5,831     575,524            --            --            --         581,355
  Common stock redemption.......     (41,688)      (104)    (13,792)           --            --            --         (13,896)
  Net loss since
    reorganization..............          --         --          --            --            --      (480,875)       (480,875)
                                  ----------   --------   ---------      --------     ---------   ------------   ------------
Balance at December 31, 1998....  12,145,593     30,364     421,463            --            --      (480,875)        (29,048)
  Change of par value of common
    stock from $.0025 to $.01
    per share...................          --     91,091     (91,091)           --            --            --              --
  Shares issued to employee
    (1,298,244 shares restricted
    and deferred compensation at
    $0.049 per share)...........   1,390,017     13,900      54,211       (63,615)           --            --           4,496
  Amortization of deferred stock
    compensation -- restricted
    stock.......................          --         --          --        11,928            --            --          11,928
  Compensation expense related
    to non-employee warrant and
    stock options granted.......          --         --      10,000            --            --            --          10,000
  Exercise of common stock
    options.....................     198,315      1,983      22,442            --            --            --          24,425
  Repurchase of common stock....  (2,021,025)   (20,210)         --            --            --       (78,820)        (99,030)
  Net loss......................          --         --          --            --            --   (18,804,868)    (18,804,868)
                                  ----------   --------   ---------      --------     ---------   ------------   ------------
Balance at December 31, 1999....  11,712,900   $117,128   $ 417,025      $(51,687)    $      --   $(19,364,563)  $(18,882,097)
                                  ==========   ========   =========      ========     =========   ============   ============

     The accompanying notes are an integral part of these consolidated financial statements.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1999

                                                                1998          1999
Cash Flows From Operating Activities:                         ---------   ------------
Net loss....................................................  $(717,629)  $(18,804,868)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation of property and equipment.................     28,402        224,548
     Amortization of collocation fees.......................         --         39,424
     Amortization of deferred compensation..................         --         11,928
     Non-cash compensation expense..........................      6,073         14,496
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (1,142)      (138,973)
       Inventories..........................................         --       (108,051)
       Prepaid expenses and other current assets............     (6,531)      (319,112)
       Other assets.........................................         --       (567,677)
       Accounts payable.....................................     30,978      2,329,391
       Accrued liabilities..................................    163,243      4,476,460
                                                              ---------   ------------
          Net cash used in operating activities.............   (496,606)   (12,842,434)
                                                              ---------   ------------
Cash Flows From Investing Activities:
  Purchase of property and equipment........................    (70,306)    (4,557,810)
  Payments of collocation fees..............................    (19,250)    (7,465,848)
                                                              ---------   ------------
          Net cash used in investing activities.............    (89,556)   (12,023,658)
                                                              ---------   ------------
Cash Flows From Financing Activities:
  Proceeds from issuance of common stock....................    575,000         24,425
  Repurchase of common stock................................         --        (99,030)
  Proceeds from issuance of preferred stock.................         --     37,016,697
  Proceeds from long-term debt..............................    500,000        500,000
  Repayments on long-term debt..............................         --       (175,904)
  Other equity transactions, net............................     12,773             --
                                                              ---------   ------------
          Net cash provided by financing activities.........  1,087,773     37,266,188
                                                              ---------   ------------


Net Increase in Cash and Cash Equivalents...................    501,611     12,400,096
Cash and Cash Equivalents, beginning of year................         --        501,611
                                                              ---------   ------------
Cash and Cash Equivalents, end of year......................  $ 501,611   $ 12,901,707
                                                              =========   ============
Supplemental Cash Flow Information:
  Interest paid.............................................  $  14,166   $     65,486
                                                              =========   ============
Supplemental Non-Cash Financing Activities:
  Software purchased through short-term note payable........  $      --   $    541,526
                                                              =========   ============

The accompanying notes are an integral part of these consolidated financial statements.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1999 and 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BlueStar Properties, Inc., a Tennessee corporation, was incorporated on September 28, 1998. On the same date, subsequent to incorporation, all assets and liabilities of BlueStar Communications, LLC were merged with and into BlueStar Properties, Inc., a Tennessee corporation, in a common control reorganization. On June 21, 1999, we reincorporated in Delaware by merging BlueStar Properties, Inc., a Tennessee corporation, into BlueStar Properties, Inc., a Delaware corporation, with BlueStar Properties, Inc., a Delaware corporation, surviving, The Delaware corporation subsequently changed its name to BlueStar Communications Group, Inc. (collectively, including all predecessors, the Company).

The Company has four wholly owned subsidiaries, BlueStar Communications, Inc., the operating business, BlueStar Networks, Inc. and BlueStar Networks of Virginia, Inc., both of which maintain certain regulatory licenses, and Bluestar Communications of the Southeast, Inc.

The Company is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier II and Tier III cities. Our Internet access services, which are packaged with Web hosting and e-mail, and our high speed real private networking services are primarily provided using DSL technology. In addition to DSL technology, the Company also offers other low-cost broadband solutions including unbundled network element T1, or UNE T1, in order to meet its customers' needs and maximize its network footprint.

The consolidated financial statements include the activity of BlueStar Communications, LLC and BlueStar Properties, Inc., a Tennessee corporation, as the predecessors to the Company. Revenue, Expense and Cash Flow information for the period from inception (March 7, 1997) to December 31, 1997 were all less than $6,700, and, as a result, a full set of consolidated financial statements have not been included.

To date, the Company has incurred cash losses from operations and projects that it will continue to incur losses in the near future, resulting in the need for additional cash. The Company could incur additional losses as it continues to expand its operating network. The Company intends to obtain cash from strategic partners, existing and/or new stockholders or other resources. If such resources are not obtained by the Company, then it could adversely affect the Company's ability to operate at its current level.

(a) Basis of Presentation

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Revenue Recognition

Revenue related to service installation and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Although not applicable at December 31, 1998 or

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

December 31, 1999, payments received in advance of providing services are recorded as unearned revenue until such services are provided.

(c) Cash and Cash Equivalents

The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents.

The Company had $8,994 in cash balance subject to withdrawal restrictions as a condition of its $75,000 equipment leasing line of credit with its bank at December 31, 1998 and no restrictions at December 31, 1999.

(d) Inventories

     Inventories consist of telecommunications equipment that will be installed at customer locations. Inventory is accounted for on a FIFO basis at the lower of cost or market.

(e) Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures......................................       7 years
Network equipment...........................................       5 years
Software....................................................       3 years
Leasehold improvements......................................  Life of the lease

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for renewals and betterments are capitalized. The Company accounts for software costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs.

(f) Collocation Fees

Collocation fees represent nonrecurring fees paid to traditional telephone companies to secure central office space for location of certain Company equipment. The fees are amortized over their estimated useful lives of five years.

(g) Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets are less than their carrying amount, and if so, companies recognize an impairment loss based on the excess of the carrying amount of the assets over fair value. Accordingly, management periodically evaluates the ongoing value of property and equipment and has determined that there were no indications of impairment as of December 31, 1998 and 1999.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

(h) Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was approximately $30,192 and $898,653 for the years ended December 31, 1998 and 1999, respectively.

(i) Income Taxes

Prior to becoming BlueStar Properties, Inc., a Tennessee C corporation, on September 28, 1998, the Company operated as an LLC under the provisions of the Internal Revenue Code. Under LLC provisions, income or losses of BlueStar Communications, LLC were reported by the members on their individual federal and state income tax returns, and BlueStar Communications, LLC did not pay income taxes or receive income tax benefits. The year-to-date loss of the LLC through September 28, 1998, of $236,754 was netted against paid-in capital upon the dissolution of the LLC on that date.

The Company accounts for income taxes under Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

(k) Net Loss Per Share

Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the presentation of basic and diluted earnings per share (EPS). Under the provisions of SFAS 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

Shares issued to employees subject to repurchase by the Company are not included in the weighted average number of common shares outstanding for the period.

Diluted EPS is the same as basic EPS as all potentially dilutive securities are antidilutive. Potential dilutive securities include common stock that would be issued for the exercise of stock options and warrants (6,854,450 shares) the expiration of restrictions on shares (3,657,157 shares) and the conversion of preferred shares (20,522,043 common shares).

(l) Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

(m) Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and debt approximate fair value.

(n) Start-up Costs

In accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5), the Company has expensed all start-up costs to date.

(o) Comprehensive Loss

The Company's comprehensive loss as defined by Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" has been the same as reported losses since inception.

(p) Segment Information

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company operates in one segment: high-speed Internet access and data communications services.

(q) Newly Issued Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal quarters beginning after June 15, 2000. The impact of the adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations or financial position.

(r) Concentration of Risk

Under a master operating lease agreement with Ascend Communications, now Lucent Technologies, Inc. (Lucent), the Company had leased equipment worth $16,213,932 as of December 31, 1999. Lucent is the primary supplier of the Company's network equipment. Lucent also provided the Company with a $1,000,000 line of working capital in a transaction separate from the lease agreements.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

(2) PROPERTY AND EQUIPMENT

Property and equipment, at cost, as of December 31, consisted of the following:

                                                             1998         1999
                                                           --------    ----------
Furniture and fixtures...................................  $  2,815    $  375,094
Network equipment........................................   166,493     2,358,357
Software.................................................        --     2,434,854
Leasehold improvements...................................     1,806       102,145
Less accumulated depreciation............................   (28,402)     (252,950)
                                                           --------    ----------
Property and equipment, net..............................  $142,712    $5,017,500
                                                           ========    ==========

(3) LEASE COMMITMENTS

The Company leases its office facilities and certain equipment from various sources and leases its DSL equipment from Lucent as part of its $109.0 million equipment lease line. The payment terms for each of the individual leases under the Lucent Master Lease Agreement escalate during the first year and then remain constant over the remaining life of the lease. Under the Master Lease Agreement, the Company may lease equipment with a fair market value up to $30.0 million immediately. The Company may lease additional equipment up to the full $109.0 million value so long as it maintains certain financial ratios defined in the Master Lease Agreement. Once the Company has leased equipment with a fair market value greater than $50.0 million, it must maintain $10.0 million of restricted cash or cash equivalents on hand at all times. The total amount of the base rent for all leases and subleases is being charged to expense on the straight-line method over the terms of the leases. Rental expense for all operating leases and subleases was $128,896 and $3,566,838 for the years ended December 31, 1998 and 1999, respectively. Future minimum commitments under noncancellable operating lease agreements and building office space lease agreements outstanding at December 31, 1999 are as follows:

                                                               OPERATING
                                                                 LEASE
                                                               PAYMENTS
                                                              -----------
2000........................................................  $ 9,219,241
2001........................................................    9,689,065
2002........................................................    5,427,773
2003........................................................      490,726
2004........................................................      205,572
                                                              -----------
Total minimum lease payments................................  $25,032,377
                                                              ===========

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

(4) ACCRUED LIABILITIES

At December 31, 1998 and 1999, accrued liabilities consisted of the following:

                                                                1998        1999
                                                              --------   ----------
Accrued software payments...................................  $     --   $  995,537
Accrued compensation expenses...............................        --      764,482
Deferred lease payments.....................................    80,251    1,824,962
Other accruals..............................................    89,065    1,060,795
                                                              --------   ----------
Accrued liabilities.........................................  $169,316   $4,645,776
                                                              ========   ==========

(5) NOTE PAYABLE

In December 1999, the Company entered into a short-term note payable to an equipment vendor in the amount of $541,526. Interest accrues at an annual rate of 15%. Principal and interest payments of $58,704 are due monthly for the first 10 months of the year ended December 31, 2000.

(6) LONG-TERM DEBT

At December 31, 1998 and 1999, long-term debt consists of:

                                                         INTEREST RATE     1998        1999
                                                         -------------   ---------   ---------
Lucent loan dated August 1998..........................      8.50%       $ 500,000   $ 373,891
Lucent loan dated February 1999........................      7.75               --     450,205
Less current portion...................................                   (155,000)   (320,922)
                                                                         ---------   ---------
Long-term debt.........................................                  $ 345,000   $ 503,174
                                                                         =========   =========

     The Company has a working capital line of credit agreement (the "Credit Line") with Lucent allowing for borrowings up to $1,000,000. The balance is secured by all of the assets of the Company. Each tranche is payable over thirty-six months with interest only payments for the first six months and principal and interest due over the remaining thirty months. The August 1998 tranche matures in August 2001 and the February 1999 tranche matures in February 2002. Amounts charged to interest expense for both loans was $14,166 and $65,486 during the years ended December 31, 1999 and 1998, respectively.

(7) REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company's certificate of incorporation, as amended, authorizes the issuance of up to 25,000,000 shares of Redeemable Convertible Preferred Stock (Preferred Stock), of which 12,345,003 and 8,177,040 shares are designated Series A and Series B, respectively. In March 1999, the Company issued 12,345,003 shares of redeemable convertible voting preferred stock designated as Series A Preferred Stock at $0.49 per share. In August 1999 the Company issued 8,177,040 shares of redeemable convertible voting Preferred Stock designated as Series B Preferred Stock at $3.80 per share.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

     The rights with respect to voting, dividends, liquidation and conversion of the Preferred Stock are as follows:

Each share of Series A and B Preferred Stock has the same number of votes as the number of shares of Common Stock into which that Series of Preferred Stock is convertible.

Holders of Series A and B Preferred Stock are entitled to receive dividends at the annual rate of $0.04 and $0.30 per share, respectively, when, as and if declared by the Board of Directors. Such dividends are non-cumulative and payable prior and in preference to any dividends for Common Stock declared by the Board of Directors. There have been no dividends declared to date. As of December 31, 1999, the preferred stock holders have a priority right on dividends of $1,296,000.

In the event of any liquidation or winding up of the Company, including a merger or sale of significant assets, the holders of Series A and B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock an amount of $0.49, the original Series A liquidation amount, and $3.80, the original Series B liquidation amount, per share for each share of Series A and B Preferred Stock, respectively, plus all declared but unpaid dividends, if any. If assets are insufficient to permit payment in full of a particular series, then distribution would occur in proportion to the original issue price of the respective series of Preferred Stock held by such holders.

After paying the amounts due the holders of shares of Preferred Stock, the remaining assets available for distribution shall be distributed to the holders of Common Stock.

Each share of Preferred Stock is convertible into Common Stock at the option of the holder or upon the consent of a majority of the aggregate votes of the number of preferred shares then outstanding. The number of fully paid and nonassessable shares of common stock into which each share of Series A and Series B Preferred Stock may be converted shall be determined by dividing the gross issue proceeds plus any declared but unpaid dividends by the original issue price adjusted for the effect of any stock splits, dividends or other distribution payable that entitles a holder of Common Stock to receive additional shares without payment of any consideration for the additional shares. The original issue price was $1.47 and $11.41 for each share of Series A and Series B Preferred Stock, respectfully. At December 31, 1999, the adjusted conversion prices, adjusted for the effect of the 3-for-1 stock split in the form of a stock dividend, effective on October 29, 1999, were $0.49 and $3.80 for the Series A and Series B Preferred Stock, respectively.

Such conversion is automatic upon the effective date of an initial public offering of Common Stock for which the gross proceeds to the Company are at least $20,000,000 and the offering price per share is at least $3.80 per share. A total of 20,522,043 shares of Common Stock have been reserved for issuance upon the conversion of Preferred Stock.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

Each holder of Series A or Series B Preferred Stock may elect the Company to redeem on the dates specified below, by giving not less than 60 days written notice, up to a cumulative total of that percentage of the shares held by such requesting holder as set forth below.

                                                               CUMULATIVE PERCENTAGE OF
REDEMPTION DATE                                              SHARES WHICH MAY BE REDEEMED
---------------                                              ----------------------------
March 17, 2006.....................................                       25%
March 17, 2007.....................................                       50
March 17, 2008.....................................                       75
March 17, 2009.....................................                      100

(8) STOCKHOLDERS' DEFICIT

On October 29, 1999, the Company effected a 3-for-1 stock split in the form of a stock dividend. The accompanying consolidated financial statements and all references to Common Stock share and per share amounts including options and warrants to purchase common stock have been retroactively restated to reflect the stock split. Membership units in the LLC were not effected by the stock split as it was not an organized entity at the time of the stock dividend. During 1999 the Company enacted a change in the par value of its common stock from $0.0025 to $.01 per share.

As a condition of the Series A Preferred Stock agreement entered into on March 17, 1999, three employees of the Company entered into Stock Restriction and Special Payment Agreements with the Company. The agreements require tenure conditions for the respective employees in order to fully vest in a portion of their shares owned as of the date of the funding of the Series A Preferred stock. Restricted shares are subject to a right of repurchase by the Company, at a price of $0.049 per share, if the employee leaves the Company or is terminated prior to vesting. This right of repurchase lapses ratably over a 48 month period and an additional 25% of the original amount of restricted shares automatically accelerates vesting for termination without cause. In addition, the agreements also include provisions which accelerate vesting upon a change in control of the Company. In connection with the termination of employment of one of these employees subject to such agreements, the Company exercised its right of repurchase of 2,021,025 shares of Common Stock at a price of $0.049 per share and immediately retired these shares.

On September 22, 1998, the Company entered into a Personal Services Agreement
(PSA) with a consultant for the Company. Under the terms of the agreement, the consultant was granted 3.5% stock ownership in the Company and ultimately received additional ownership interest under the agreement. As of December 31, 1998, the consultant had received ownership in 5% of the outstanding Common Stock. Compensation expense was recorded based on the 5% ownership for the year ending December 31, 1998. On March 18, 1999, the consultant received 1,390,017 additional shares per the terms of the PSA. Immediately subsequent to receipt of the shares, the consultant became an officer/employee of the Company and the PSA was terminated. As a condition of the Series A Preferred Stock Purchase Agreement, a portion of his shares of Common Stock are restricted and subject to repurchase by the Company. Compensation expense related to the unrestricted shares was recognized upon issuance. The value related to the 1,298,244 restricted shares was recorded as deferred compensation and is being amortized over the vesting period.

On August 8, 1998, the Company entered into a Warrant Agreement with Lucent, in relation to the working capital note payable. In consideration of this commitment with a ten-year term, a warrant

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES was issued to purchase shares of Common Stock at an exercise price of $0.33 per share. The number of shares available to be exercised per the terms of the note equaled the total principal amount advanced to the Company divided by ten, adjusted for any stock splits. At December 31, 1998, the Company had borrowed $500,000 and thus 150,000 shares were available to be issued under the warrant. In February, 1999, the Company borrowed an additional $500,000 on the note and the number of shares available to be issued under the warrant was increased to 300,000. As of December 31, 1999, there have been no exercises under the warrant.

In July 1999, the Company entered into a Warrant Agreement with Boyle Consolidated Communications, LLC (Boyle) as consideration for an exclusivity license to install access equipment in certain Boyle properties. The Company issued to Boyle a warrant to purchase 60,000 shares of Common Stock with an exercise price of $1.67 per share. This warrant is immediately exercisable and expires on the earlier of July 2004 or a breach of the agreement. The Company may exercise the option to repurchase any unvested shares at a price of $1.67 per share. The shares vest ratably over a 36 month period. As of December 31, 1999, there have been no exercises under the warrant.

(9) STOCK OPTION PLAN

During 1998, the Company issued 360,000 Incentive Stock Options to certain initial employees of the Company. From January 1999 to March 1999, the Company issued an additional 366,000 incentive stock options to certain employees and three consultants of the Company. All initial employee/consultant options were issued at exercise prices greater than market value as determined by the Board of Directors of the Company. The options expire in 2006. The Company recognized compensation expense for the value of the 360,000 options issued to non-employees.

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                              ---------   --------------
Outstanding at January 1, 1998
  Granted...................................................   360,000        $0.33
  Exercised.................................................        --           --
  Cancelled.................................................        --           --
                                                              --------        -----
Outstanding at December 31, 1998............................   360,000         0.33
  Granted...................................................   366,000         0.38
  Exercised.................................................   (45,000)        0.33
  Cancelled.................................................  (135,000)        0.33
                                                              --------        -----
Outstanding at December 31, 1999............................   546,000        $0.37
                                                              ========        =====
Exercisable at December 31, 1999............................   306,000        $0.36
                                                              ========        =====

In March 1999, the Company's Board of Directors (Board) adopted the 1999 Incentive Stock Option Plan (Plan). The Plan provides for the granting of stock options to employees, directors or consultants of the Company. The Plan is administered by the Compensation Committee of the Board and allows for the granting of non-qualified (NQOs) and incentive stock options (ISOs) for purchase up to an aggregate of 3,259,500 shares of Common Stock. The options are exercisable at the discretion of the plan administrator, but generally are exercisable upon vesting. ISOs generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES thirty-six months. Certain employees of the Company have been granted ISOs which vest at a rate of 12.5% after the first six months of service and then ratably over the next 42 months. ISOs expire within 10 years after the date of grant. In the event of a change of control of the Company, the Plan provides for accelerated vesting based upon the terms evidenced in the Option grant, generally 50.0% of the unvested options of the employee. All options under the Plan have a ten year term.

In October 1999, the Board approved and adopted the 1999 Stock Option/Stock Issuance Plan (New Plan). The New Plan provides for the granting of stock options and stock purchase rights to employees, non-employee members of the Board and consultants who provide services to the Company. At December 31, 1999, 7,615,500 shares of Common Stock were reserved for issuance under the Plan. The Plan is administered by the Board and allows for the granting of non-statutory options (NSOs) and incentive stock options (ISOs). The options are exercisable at the discretion of the plan administrator, but generally are exercisable upon vesting. In the event that shares are exercisable prior to vesting, the unvested shares will be subject to repurchase by the Company. At December 31, 1999, no shares were subject to repurchase by the Company. ISOs generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months. Certain employees of the Company have been granted ISOs which vest at a rate of 12.5% after the first six months of service and then ratably over the next 42 months. ISOs expire within 10 years after the date of grant.

All grants under the Plan will be issued new certificates under the New Plan. Grants issued above the amount authorized by the Plan have been approved by the Board and are considered issued under the New Plan.

The Company accounts for options issued to employees under APB Opinion 25. The options have been granted with exercise prices greater than or equal to the market value of the common stock as determined by the Board of Directors of the Company. The Company recognized compensation expense related to non-qualified options issued to consultants under the Plan.

Plan and New Plan activity is as follows:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                              NUMBER OF    EXERCISE
                                                               SHARES       PRICE
                                                              ---------    --------
Outstanding at January 1, 1999..............................         --     $  --
  Granted...................................................  6,134,265      0.37
  Exercised.................................................   (153,315)     0.06
  Cancelled.................................................    (32,500)     0.57
                                                              ---------     -----
Outstanding at December 31, 1999............................  5,948,450     $0.38
                                                              =========     =====
Exercisable at December 31, 1999............................    308,543     $0.07
                                                              =========     =====

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

The following table summarizes information about initial employee, Plan and New Plan options outstanding at December 31, 1999:

                                   OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                          --------------------------------------   ----------------------
                                            WEIGHTED AVERAGE
                                        ------------------------                 WEIGHTED
                                          REMAINING                              AVERAGE
                              AT         CONTRACTUAL    EXERCISE       AT        EXERCISE
EXERCISE PRICES            12/31/99     LIFE IN YEARS    PRICE      12/31/99      PRICE
---------------           -----------   -------------   --------   -----------   --------
$0.05-0.10..............   2,939,250        4.50         $0.07       299,043      $0.05
0.20-0.49...............   1,008,000        3.71          0.29       306,000       0.36
0.77....................   2,547,200        5.00          0.77         9,000       0.77
                           ---------        ----         -----       -------      -----
                           6,494,450        4.60         $0.38       614,043      $0.22
                           =========        ====         =====       =======      =====

     SFAS 123 established new financial and reporting standards for stock-based compensation plans. As the Company has adopted the disclosure-only provision of SFAS 123, no compensation cost has been recognized for the Company's option plan based on the fair value method. If the Company had recognized compensation cost for the option grants based on the fair value method prescribed by SFAS 123, the effects for the year ended December 31, 1998 would have been immaterial and the Company's net loss would have increased by approximately $44,000 or $0.01 per share for the year ended December 31, 1999. The above tables include 37,500 non-qualified options issued under the plan that are subject to repurchase by the Company. The Company did not repurchase any of these shares as of December 31, 1999.

     The fair value for these options was estimated at the date of grant using the minimum value method allowed under SFAS 123. Under this method, the expected life of the options used in this calculation was 2, 3, 5 and 6 years for options vesting in 1, 2, 3 and 4 years, respectively, from the date of grant; the risk free interest rate used ranged from 4.62% to 6.38%; and a volatility factor of nil.

(10) INCOME TAXES

     The components of the net deferred income tax asset (liability), at an effective rate of 39%, as of December 31, 1998 and 1999 are as follows:

                                                             1998         1999
                                                           ---------   -----------
Non-current asset (liability):
  Net operating loss carryforward........................  $ 186,811   $ 7,906,389
  Tax over book depreciation.............................     (9,008)     (265,253)
  Compensation accrual...................................         --        77,728
  Other nondeductible accruals...........................         --       143,500
  Capitalized start-up costs.............................      9,576         7,912
  Long-term accrued liability............................     34,735            --
                                                           ---------   -----------
     Total non-current asset.............................    222,114     7,870,276
  Less valuation allowance...............................   (222,114)   (7,870,276)
                                                           ---------   -----------
     Net deferred tax asset..............................  $      --   $        --
                                                           =========   ===========

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

     SFAS 109 requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of the deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future. The Company has provided a valuation allowance at December 31, 1998 and December 31, 1999. If the Company achieves sufficient profitability in future years to use all of the deferred income tax asset, the valuation allowance will be reduced through a credit to expense (increasing retained earnings).

     As of December 31, 1999, the Company had federal net operating loss carryforwards of approximately $479,002 which expire in 2013 and $18,804,874 which expire in 2014.

(11) COMMITMENTS AND CONTINGENCIES

     The Company is involved in various litigation that arise through the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     There were no employment agreements in place as of December 31, 1999.

(12) SUBSEQUENT EVENTS

     In January 2000, one of the employees subject to a Stock Restriction and Special Payment Agreement resigned. The Company exercised its right to repurchase the related outstanding restricted shares of 1,784,935 at a purchase price of $0.049 per share. The total cost of repurchased options and severance to the Company under the resignation agreement was approximately $231,000.

     On January 28, 2000, the Company issued 318,471 shares of Series C Preferred Stock for a total consideration of $5,000,000.

                                (BLUESTAR LOGO)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by Registrant in connection with the sale of the common stock being registered hereby. All the amounts shown are estimates, except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $52,800
NASD fee....................................................   20,500
Nasdaq National Market listing fee..........................     *
Blue sky fees and expenses..................................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Transfer agent fees.........................................     *
Miscellaneous...............................................     *
                                                              --------
  Total.....................................................  $  *
                                                              ========

-------------------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any persons made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Registrant may and, in certain cases, must be indemnified by Registrant against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action, he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Registrant. This indemnification does not apply, in a derivative action, to matters which it is adjudged that the director, officer, employee or agent is liable to Registrant, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

     Article                of our Second Amended and Restated Certificate of
Incorporation provides that no director shall be liable to Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

     Reference is made to Section 7(b) of the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify Registrant's officers and directors against certain liabilities under the Securities Act of 1933.

     Registrant intends to enter into Indemnification Agreements with each
director, a form of which is filed as Exhibit                to this
registration statement. Pursuant to such agreements, we will be obligated, to the extent permitted by applicable law, to indemnify such directors against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors of Registrant or assumed certain responsibilities at the direction of Registrant. Registrant has purchased directors and officers liability insurance to limit its exposure to liability for indemnification of directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since March 17, 1997, Registrant has issued unregistered securities to a limited number of entities as described below. These issuances were deemed exempt from registration under the Securities Act in reliance on Rule 701 or
Section 4(2) promulgated thereunder. The following share and dollar amounts are adjusted to reflect the Registrant's 3-for-1 split effective October 29, 1999.

        1. In August 1998, BlueStar Properties, Inc., a Tennessee corporation, issued a warrant to purchase up to 300,000 shares of its common stock at an exercise price of $0.33 to Ascend Communications, Inc.

        2. In June 1999, Registrant issued 2,042,500 shares of common stock to its co-founders, Fredjoseph Goldner, Scott Kozicki and Richard Burtner, upon the merger of Registrant with and into its predecessor, BlueStar Properties, Inc, a Tennessee corporation. These shares were issued upon the conversion of Messrs. Goldner, Kozicki and Burtner's shares in BlueStar Properties, Inc, a Tennessee corporation, into shares of Registrant's common stock.

        3. In July 1999, Registrant issued a warrant to purchase up to 60,000 shares of common stock at an exercise price of $1.67 to Boyle Consolidated Communications, LLC.

        4. In March 1999, Registrant issued 12,345,003 shares of Series A Convertible Preferred Stock for $0.49 per share, for an aggregate purchase price of $6,000,000.51. The following stockholders purchased our Series A convertible preferred stock: Crosspoint Venture Partners 1997, BSY Associates, LLC, Tim Burtner, the Richard
            L. Burtner Profit Sharing (Keough) Plan and Fred Goldner, M.D.

        5. In August 1999, Registrant issued 8,177,040 shares of Series B Convertible Preferred Stock for $3.80 per share, for an aggregate purchase price of $31,100,008.20. The following stockholders purchased our Series B convertible preferred stock: Crosspoint Venture Partners 1997, Crosspoint Venture Partners LS 1997, Crosspoint Venture Partners LS 1999, Gramercy BlueStar LLC, ATGF II, Vertex Capital II, LLC, Christopher Lord, William Slattery, Ralph H. Cechettini 1995 Trust, Pivotal Partners, L.P., James Stableford, BSP Associates II, LLC, TY Investments, L.P. and Robert Hawk.

        6. Through December 31, 1999, Registrant has issued and sold 160,815 shares of its Common Stock to directors, employees and consultants upon the exercise of options granted under its 1999 Stock Option
            Plan at a weighted average exercise price of $          .

        7. From time to time Registrant has granted stock options to employees, directors and consultants.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 1.1*      --  Underwriting Agreement
 3.1*      --  Form of Second Amended and Restated Certificate of
               Incorporation of BlueStar Communications Group, Inc.
 3.2*      --  Form of Amended and Restated Bylaws of BlueStar
               Communications Group, Inc.
 4.1*      --  Specimen certificate for shares of common stock.
 4.2       --  Warrant Agreement, dated as of August 8, 1998, by and
               between BlueStar Properties, Inc. and Ascend Communications,
               Inc.
 4.3       --  Warrant to Purchase Shares of Common Stock, dated as of July
               28, 1999, by and between BlueStar Properties, Inc. and Boyle
               Consolidated Communications, Inc.
 5.1*      --  Opinion of Brobeck, Phleger & Harrison LLP.
10.1*      --  Form of Indemnity Agreement between BlueStar Communications
               Group, Inc. and each of its directors and executive
               officers.
10.2*      --  Amended and Restated Registration Rights Agreement, as
               amended, dated January   , 2000, by and among Registrant and
               the Investors named therein.
10.3       --  Stock Restriction and Special Payment Agreement dated March
               17, 1999 between Richard Burtner and BlueStar Properties,
               Inc.
10.4       --  Stock Restriction and Special Payment Agreement dated March
               17, 1999 between Fredjoseph Goldner and BlueStar Properties,
               Inc.
10.5       --  Master Lease Agreement No. 2, dated May 28, 1999 between
               BlueStar Communications, Inc. and Ascend Credit Corporation.
10.6       --  Master Lease Agreement No. 1, dated as of July 29, 1998 between BlueStar Communications, LLC and Ascend Credit
               Corporation.
10.7       --  Secured Promissory Note dated August 8, 1998, from BlueStar
               Communications, LLC in favor of Acsend Communications, Inc.
10.8       --  Lease of corporate offices dated December 31, 1999, by and between BlueStar Properties, Inc. and Crescent Resources,
               Inc.
10.9       --  Lease of corporate offices dated April 16, 1999 by and between LC Tower, L.L.C. and BlueStar Communications, Inc.
10.10*     --  Sublease of corporate offices dated December 1, 1999 by and between Bank of America National Association and BlueStar
               Communications, Inc.
23.1*      --  Consent of Brobeck, Phleger & Harrison LLP (filed with
               Exhibit 5.1).
23.2       --  Consent of Arthur Andersen LLP.
24.1       --  Powers of Attorney (included on signature page).
27.1       --  Financial Data Schedule.

-------------------------

* To be filed by amendment

     (b) Financial Statement Schedules.

     All schedules have been omitted because they are inapplicable or the information is provided in the Registrant's financial statements, including the notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Nashville, Tennessee, on January 28, 2000.

                                      BLUESTAR COMMUNICATIONS GROUP, INC.

                                      By:        /s/ ROBERT E. DUPUIS
                                         ---------------------------------------
                                                    Robert E. Dupuis
                                         President, Chief Executive Officer and
                                                  Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert E. Dupuis and Richard L. Burtner, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----


            /s/ ROBERT E. DUPUIS               President, Chief Executive Officer     January 28, 2000
---------------------------------------------    and Chairman of the Board
              Robert E. Dupuis                   (principal executive officer)

           /s/ RICHARD L. BURTNER              Chief Financial Officer (principal     January 28, 2000
---------------------------------------------    financial and accounting officer)
             Richard L. Burtner

            /s/ JOHN W. GERDELMAN              Director                               January 28, 2000
---------------------------------------------
              John W. Gerdelman

           /s/ FREDJOSEPH GOLDNER              Director                               January 28, 2000
---------------------------------------------
             Fredjoseph Goldner

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----

            /s/ CHARLES J. MCMINN              Director                               January 28, 2000
---------------------------------------------
              Charles J. McMinn

             /s/ RICHARD SHAPERO               Director                               January 28, 2000
---------------------------------------------
               Richard Shapero

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1*    --   Underwriting Agreement
  3.1*    --   Form of Second Amended and Restated Certificate of
               Incorporation of BlueStar Communications Group, Inc.
  3.2*    --   Form of Amended and Restated Bylaws of BlueStar
               Communications Group, Inc.
  4.1*    --   Specimen certificate for shares of common stock.
  4.2     --   Warrant Agreement, dated as of August 8, 1998, by and
               between BlueStar Properties, Inc. and Ascend Communications,
               Inc.
  4.3     --   Warrant to Purchase Shares of Common Stock, dated as of July
               28, 1999, by and between BlueStar Properties, Inc. and Boyle
               Consolidated Communications, Inc.
  5.1*    --   Opinion of Brobeck, Phleger & Harrison LLP.
 10.1*    --   Form of Indemnity Agreement between BlueStar Communications
               Group, Inc. and each of its directors and executive
               officers.
 10.2*    --   Amended and Restated Registration Rights Agreement, as
               amended, dated January   , 2000, by and among Registrant and
               the Investors named therein.
 10.3     --   Stock Restriction and Special Payment Agreement dated March
               17, 1999 between Richard Burtner and BlueStar Properties,
               Inc.
 10.4     --   Stock Restriction and Special Payment Agreement dated March
               17, 1999 between Fredjoseph Goldner and BlueStar Properties,
               Inc.
 10.5     --   Master Lease Agreement No. 2, dated May 28, 1999 between
               BlueStar Communications, Inc. and Ascend Credit Corporation.
 10.6     --   Master Lease Agreement No. 1, dated as of July 29, 1998
               between BlueStar Communications, LLC and Ascend Credit
               Corporation.
 10.7     --   Secured Promissory Note dated August 8, 1998, from BlueStar
               Communications, LLC in favor of Acsend Communications, Inc.
 10.8     --   Lease of corporate offices dated December 31, 1999, by and between BlueStar Properties, Inc. and Crescent Resources,
               Inc.
 10.9     --   Lease of corporate offices dated April 16, 1999 by and
               between LC Tower, L.L.C. and BlueStar Communications, Inc.
10.10*    --   Sublease of corporate offices dated December 1, 1999 by and between Bank of America National Association and BlueStar
               Communications, Inc.
 23.1*    --   Consent of Brobeck, Phleger & Harrison LLP (filed with
               Exhibit 5.1).
 23.2     --   Consent of Arthur Andersen LLP.
 24.1     --   Powers of Attorney (included on signature page).
 27.1     --   Financial Data Schedule.

-------------------------

* To be filed by amendment